Exhibit 99.1

Summary

3 -- **About this Report**
Introduction to the Report
Responsibilities in Preparing the Report
4 -- **Oganizational Vision**
Message from Leadership
7 --- Highlights of the Year
10 -- Culture, Values and Purpose
14 -- Materiality
16 -- Voluntary Commitments
17 - **XP Inc.**
Our History
20 -- Our Business Model
21 ----Our Products and Services
22 -- Our Brands
23 --- Financial Services
24 --- Education
Media
25 - **Our Strategy**
Focus on the Client
Value Generation
26 --- Transformation
27 --- NPS
28 --- Saving on Fees
29 --- Financial Education
31 -- People
32 --- Employee Net Promoter Score (eNPS)
XP Anywhere
33 --- Qualification and Training
35 --- Goals & Performance
Internship Program
36 -- Diversity & Inclusion
Diversity Strategy
37---- Goals for 2025
38 --- Initiatives and Results
39 --- Rewards and Recognition
40 -- Positive Impact
XP Institute
45 --- Corporate Training Program
Donations with Tax Services
46 - **Our Performance**
Financial Result
Our Business Metrics
New Business Metrics
47 --- Operation Performance
48 --- Main KPIs
49 -- ESG Performance
ESG Positioning
51 --- Results in 2021
53 --- ESG Governance
54 --- ESG Products and Services
63 -- Natural Resources
Our Environmental Responsibility
66 - **Governance**
Ownsership Structure
67 -- Action History
68 -- Corporate Governance
69 --- Board of Directors
70 --- Executive Board
71---- Committees
72 -- Compensation and Incentives
Employee Compensation and Incentives
73 --- Compensation of the Executive Board and Board of Directors
CEO Goals
74 -- Ethics and Corporate Policies
76 -- Data Privacy and Information Security
78 -- Advisor Governance
Network Engagement Action
79 -- Channels for Statements
Confidential Reporting Channel
80 --- Ombusman's Office
81 -- Suppliers
82 - **Risks and Opportunities**
Opportunities
84 -- Risk Managament
Business Risks
85 --- Social Enviromental and Climate Risk
93 - **Exhibits: Indicators Booklet**
SASB
98 -- GRI
Profile Indicators
103 -- Environmental Performance
105 -- Social Performance
115 Financial Statements
120 **Summary of Methodologies**
Internacional <IR> Framework
121 - SASB
122 - GRI

Welcome to XP Inc.’s first Integrated Report (also referred to as "Company" or "XP Group"). This Report comprises a vision of our business, strategy, and performance. The Integrated Annual Report presents the Group's financial and non - financial information, as well as its strategic vision and organization that allow us to create value over the long term. Its main objective is to ensure the commitment to transparency and to explain how, over time, we create value for society and our stakeholders through our brands, business model, and performance, investing our time and making all efforts to improve people's lives. XP Inc.'s Integrated Report was prepared based on The International <IR Framework> protocol, updated in January 2021, a framework of the International Integrated Reporting Council (IIRC). It was prepared using the essential standards of the Global Reporting Initiative (GRI), in addition to, where applicable, standards of the Sustainability Accounting Standards Board (SASB) applied to the financial sector. The financial information considers XP Inc. and its subsidiaries, as identified on form 20 - F, available on XP Inc.’s Investor Relations website and the US Securities and Exchange Commission (SEC), and comply with SEC standards. The Exhibits and a Summary of Methodologies, distributed according to GRI and SASB indicators are at the end of this document. GRI 102 - 32 | 102 - 50 | 102 - 52 | 102 - 53 | 102 - 54 Introduction to the Report Responsibilities in Preparing the Report The Board of Directors of XP Inc. and the ESG Commission are responsible for the content, accuracy and completeness of this Report. In our opinion, it represents a fair and balanced impression of the Company's performance, strategy and management, as well as its ability to create value for stakeholders. The Report also addresses important opportunities and risks arising from our strategy. 3

GRI 102 - 14 | 102 - 15 I am very proud of the ecosystem we are creating and I know we are just getting started.” Chat with our CEO Thiago Maffra , CEO of XP Inc. thinks about the year 2021 and the plans to make XP Inc. increasingly diversified and technological, generating a positive impact on all of its stakeholders. Message from Leadership 4

Does the Integrated Report also illustrate this evolution of XP Inc.? How do you see the accountability to the market and the company's governance and what is the importance of this document for all stakeholders? Transparency is fundamental for us and the Integrated Report is a natural path to provide a complete X - ray of the company to all our stakeholders, which goes beyond accounting and financial information. But more than that, it allows us to have a 360 ° view of all our actions, and not only communicate what has been done in environmental, social and governance (ESG) dimensions, but also look back and think over what we have built so far in an integrated way. For me, this is the main value of a document like the Integrated Report: an in - depth look at our culture, our way of making decisions, our way of thinking and managing our business, our standpoint on diversity, society and the future. This document ultimately helps us explain how, over time, we create value for everyone. 2021 was certainly a remarkable year for several reasons. What assessment do you make of the past year? The year 2021 brought several challenges, but I believe that the entire team at XP Inc. knew how to face each one of them with resilience and tenacity. Even with our country still suffering the consequences of the pandemic, with effects on people, the market and the economy, we continue to work remotely, increasingly integrated and efficient. This connection between all of us was the driving force behind many achievements that certainly make a difference for our customers and society. We can mention, for example, the launch of the XP Card with no annuity and with Investback , the first in the market to return part of the expenses in the form of investments. We also accelerated our growth on new verticals, such as Pensions Funds, Credit and Insurance. The expansion and diversification of our businesses made us rethink our purpose in an ambitious way: to improve people's lives. This goes for everything we do, inside and outside XP Inc. This purpose is a huge responsibility that I assume, along with all the company's employees, in my first year as CEO. Undoubtedly, we had many achievements, such as a record adjusted net income of BRL 4 billion, BRL 815 billion in assets under custody and 3.4 million active clients. And our goal goes beyond taking care of the financial lives of our customers, but also involves our big dream of financially educating 50 million Brazilians through XP Institute, which, by the way, was also born in 2021. I am very proud of the ecosystem we are creating and I know we are only at the beginning. 5

How do you see the future of XP Inc., in a scenario marked by constant technological innovations, driven by Open Finance, for example, in which the ESG agenda becomes increasingly relevant? Technological innovations within the scope of Open Finance are growth catalysts for XP Inc. Just as the ESG agenda allows us to continue leading the way in offering products to investors, such as thematic funds and ETFs (carbon emission reduction, water treatment technology, gender equality, among others). I have no doubts that technology and management based on the ESG agenda will be great differentials for XP Inc., further accelerating our growth. In the case of Open Finance, we have a competitive differential inherent to the size and relevance of our platform, with more than 3.4 million customers, and the largest offer of investment products in the Brazilian market. With the countless opportunities to be made possible by Open Finance, and the consent of our customers for us to learn more about their financial life outside XP, we will be able to have an in - depth understanding of their needs that can be addressed through more targeted and assertive offers. Open Finance is perfectly aligned with our daily efforts to make it happen: democratization of the banking sector, technological modernization and innovation in improving customer experience. With respect to the ESG agenda, I can assure you that we invest energy and resources to ensure that our policies and processes are in line with the ESG criteria in every decision - making. This will certainly be clear and latent in this report. For this reason, I see the future of XP Inc. with enthusiasm and optimism, the past years of growth were also years dedicated to building solid foundations for even greater achievements, positively impacting employees, clients and society in general. And talking about essence, how to ensure that it doesn't get lost with such an accelerated growth? After all, today XP Inc. has over 6,000 employees, triple since the IPO at the end of 2019. How to keep values and culture intact in view of this growth? Our culture is the most important thing we have. Dreaming big, having an open mind, entrepreneurial spirit and focus on the client is our identity, they are our values. Therefore, recruiting people aligned with these values is what will allow us to grow with quality, even working remotely in our "XP from Anywhere" model. This way of working allowed us to attract diverse talents from all corners of Brazil and even the world. Today, we have around 30% of employees outside the state of São Paulo, a number that previously did not reach 2%. And the more we grow in the number of professionals, the more energy we put into the People & Management area and the more we invest in our leadership. We work every day to strengthen our culture. For this, we listen to our employees monthly through surveys, monitor indicators such as eNPS and take data - based actions. Improving people's lives starts with taking a closer look at our people and we are focused on that. XP Inc. turned 20 in 2021. In these two decades, what can you highlight from the company's history and how do you see the next 20 years? In two decades, we made great strides in our journey of transformation in the Brazilian financial market. Undoubtedly, our main legacy was to have empowered clients by offering qualified advisory services, eliminating many abusive fees that were charged and having offered investment options that went far beyond savings. We pushed the big banks out of their comfort zones. In the next 20 years, we will further accelerate our technological transformation, offering increasingly better solutions, to enable our clients to focus their entire financial lives with XP Inc. In the past two years, we expanded our businesses in new verticals: pension funds, credit cards, credit, and insurance. These verticals, added to our Investment core business, represent approximately BRL 800 billion of total annual revenue in the Brazilian financial system, BRL 500 billion of which we intend to address in the short to medium term. Looking ahead, I am sure that what got us here will not define our success for the next 20 years. Society and the market have changed. Transformations will take place at a much faster pace and will require new knowledge and skills. Our ability to reinvent ourselves without losing our essence is what will make us go much further. Improving people's lives starts with taking a closer look at our people and we are focused on that.” 6

Highlights of the Year

GRI 102-6 | 102-7



20 years of XP and our new CEO

Our leadership is renewed as our culture strengthens



XP Inc. Culture

Launching of our revised purpose: improve people's lives!

We formalize as a value what has always been part of our culture: Focus on the Client

Financial Education

Xpeed completes 1 year, with more than 50 courses

Launch of the XP Institute: our big dream of providing financial education to 50 million people throughout 10 years!

Investment in Resilia and Trybe and partnership with Tera

Evolution of our ESG Strategy

Democratization of ESG investments: BRL 8.8 billion AUC ESG on the XP platform, with more than 50 investment product options

20 fixed income ESG themed issues and 31 fixed income issues aligned with the green economy and good ESG practices.

Organization of the first thematic Expert, the Expert ESG



Commitment to Diversity

2025 Commitments for women, black people, PwD, and LGBTQI+

We reached 33.4% women, 19.9% self-declared black people and 1.13% people with disabilities at XP Inc.

Women in leadership: 71.4% growth from December 2020 to December 2021.



XP as sponsor-investor of the Brazilian Olympic Committee and Team Brazil

Investing in sports transforms our country!

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GRI 102 - 6 | 102 - 7 Highlights of the Year Expert XP 2021 More than 5 million participants 150+ squads, 180+ daily upgrades Accelerated growth with microservices Technolog y XP Inc shares. now traded on the Brazilian stock exchange Increasing our liquidity with over 200,000 new shareholders Centralized and enhanced experience combined with investments More than BRL 10 billion in Total Purchased Volume in 2021 XP Credit Portfolio Pioneer in investment - secured credit in Brazil XP Private Pension Leadership in Private Pension net inflows is ours, no longer of the big banks More than BRL 18 billion net new money in 2021 Launching of the XP Visa Infinite Credit Card More than 200 speakers from around the world More than BRL 10 billion in credit portfolio in 1 year 8

Financial Highlights and KPIs Financial Highlights KPIs Gross Revenue +47% YoY Gross Profit +57% YoY Adjusted EBITDA¹ +66% YoY Adjusted Net Income¹ +76% YoY Adjusted Net Margin +530 bps YoY Total AUC +23% YoY Credit Portfolio² +164% YoY Private Pension AUC +51% YoY Cards’ TPV In 2021 Notes: (1) See annex for a reconciliation of Adjusted EBITDA and Adjusted Net Income; (2) Does not include Intercompany or credit related to Credit Card operations. 9

Since our foundation in 2001 in a small office of independent financial advisors in Porto Alegre, the culture and purpose of our company are experienced daily. And that is precisely why more than 20 years later we can say that they were differentiating factors for our successful history until today. GRI 102 - 1 | 102 - 2 | 102 - 6 | 102 - 7 Culture, Values and Purpose In 2021, we revised our purpose, to better reflect our impact. From transform the financial market to improve people's lives to only improve people's lives. A change full of meanings. After all, we know that XP Inc. influences and has influenced the financial markets to be more transparent and democratic. Today, we know that we can go much further than that. 10

No one is a know - it - all. We are open to different points of view and willing to experiment . With this in mind, we work with energy and willingness every day; with an open mind, ready for new concepts and ideas that help us go further. Our culture, on the other hand, has changed little in recent years. It is anchored in four core values that guide our behavior, attitudes, and decisions on a daily basis. Those are: Client's interests as a priority. We are determined to generate value to our clients Our purpose of improving people's lives works as a GPS that guides each of our actions and decision - making, helping us to continue in the right direction, without losing sight of our main reason to exist: our clients. We are eternal trailblazers, as our vision has no limits and our goals turn the impossible into reality. Challenges move us to go further, building bridges and together, accomplishing what was impossible before. We assume our responsibilities and move into action with the minimum necessary to generate value. We go and do it. This is the feeling that we value here at XP Inc. This is what gives us strength to always seek to do our best and grow. And there is nothing better to inspire this willingness than to feel like the owner of the company. Values that alone say a lot about XP Inc. 11

We are open to innovation always based on facts and data, with no fear of making mistakes and willing to correct. We take a leading role in decision - making and focus our time on long - term generation. This is how we define our values. And how do we manage this culture? How do we ensure that everyone is following what we call the XP Inc.’s Culture Code? With metrics and data, but also with examples to be followed. We know that an attentive look at the company's culture is what leads us even further, with team spirit, persistence, and resilience. That is why we have tools on which we rely on to manage our culture: Market Survey: A systemic quantitative and qualitative view with a comparative basis within the financial services, technology and startups market in Brazil and worldwide, carried out every two years. 360 Appraisal: Takes place every six months with the objective of measuring the cultural alignment of our employees with an appraisal of their leaders, peers, team and stakeholders (on average 20 appraisers per employee). This appraisal is used in the performance and meritocracy cycle and directly impacts each employee's compensation. Pulse Survey: Carried out monthly, it has 3 dimensions – leadership, company, and team. Pulse is the basis for all improvement action plans carried out by the People & Management area, as well as the leaders of XP Inc.'s areas, with the support of its HR Business Partners. e - NPS: The Employee Net Promoter Score and the Leadership Net Promoter Score are measured systematically throughout the year. The eNPS , measured monthly, is a final goal present in the People & Management team up to the top leadership, as well as part of our CEO's goal. Glassdoor : Follow - up, monitoring, and analysis of comments on the platform, regarding points that mention XP Inc.’s culture. 12

The challenge of XP Inc.'s exponential growth and 100% remote work (XP Anywhere) The challenge of XP Inc.'s exponential growth and 100% remote work (XP Anywhere) makes managing culture on a day - to - day basis a responsibility for everyone, People & Management team and leaders, including initiatives on the selection process, onboarding, development, belonging and recognition. At each such initiative we place culture as the central thread of the product development and narrative construction. Culture at XP is lived and managed 13

XP Inc. considers that the financial sector has a unique role in the interaction of environmental, social, and corporate governance issues, mainly due to the influence it can exert on its customers and market. GRI 102 - 21 | 102 - 40 | 102 - 42 | 102 - 43 | 102 - 44 |102 - 46 | 102 - 47 Materiality The methodology behind XP Inc.'s materiality survey considered both the direct impacts (of its activities) and the indirect ones (of its operations) in the analysis and identification of ESG issues relevant to the Company. In order to identify the material themes for XP Inc., both aspects of organizational culture, strategy and the Company's business vision were considered, through interviews with our leaders and key professionals in various business areas, as well as an analysis of the positioning and demands of our main stakeholders. Priority was given to topics that underpin our strategy and action with all our stakeholders. After reviewing this analysis in 2021 with our stakeholders, it was decided that the parent company remains the same as that disclosed in 2020. We categorize the topics according to their level of priority, relevance to internal and external audiences, and indicated which Sustainable Development Goals ("SDGs") they relate to, not categorized in any special order within each prioritization band. 14

4 Topics that base our strategy and action together were prioritized. 5 Gender equality 8 Decent work and economic growth 8 Trabalho decente e crescimento Econômico 9 Industry, innovation and infrastructure 1 1 Sustainable cities and communities 1 3 Action against Global Climate Change 1 6 Peace Justice and Effective Institutions 1 3 Action against Global Climate Change 1 2 Responsible Consumption and Production Priority Topics ESG integration into XP Inc.'s products and services Financial Education Diversity & Inclusion Our Customers' Data Privacy and Security Topics with High Relevance Ethics in Business Relationship with our Employees Working with our Clients Transparency in Business Practices and Communication of Conditions for Products and Services Risk Management Processes and Practices Monitoring the Regulatory Environment Impacts of Climate Change Social Action Topics with Medium Relevance Management of Environmental Impacts (use of natural resources and waste management) Relationship with our Suppliers 15

XP Inc. believes that for a stronger environmental, social, and corporate governance strategy, it is essential to adhere to and support voluntary commitments, programs, and international covenants. As a result, we were able to strengthen ESG practices in our business decisions and internal practices GRI 102 - 12 Voluntary Commitments XP Inc. is a signatory to the following initiatives: : Joined in 2021: 16

XP Inc.

Our History

GRI 102-1 | 102-2

XP Inc.'s disruptive business model allowed a significant growth, from its foundation in 2001 to the IPO and beyond.

2001 - 2009

Building our Pillars: the beginning of the impossible

2001

Founding of XP Investimentos

We started as an Independent Financial Advisor in a 25 m² office in Porto Alegre.



2002



Creation of XP Educação

Financial education was and still is one of our main pillars to improve people's lives. In 2002, we created our first course to teach people how to invest in equities "Learn to Invest in the Stock Exchange for a price of BRL 300."

2006

Founding of XP Asset Management

We founded our own asset manager, seeking to offer an increasingly complete portfolio of products for institutional investors and individuals seeking independence, robustness and consistency in their investments.

2007

We became a Broker Dealer

We took our first step towards becoming the largest broker dealer in Brazil, through the acquisitions of Manchester CTVM and AmericaInvest CTVM.

2009

#1 in the B3 ranking

We reached #1 on the BM&FBovespa volume ranking among independent broker dealers

17

2010 - 2018

Gaining Scale

2010

Actis Investment

We received our first BRL 100 million investment from Actis, a British Private Equity fund, valuing XP at BRL 500 million.

2012

Investment from General Atlantic and Dynamo

General Atlantic and Dynamo become our shareholders, with a check for BRL 430 million, valuing XP at BRL 1.4 billion.

2014

Acquisition of Clear

With an innovative digital proposal, Clear is our brand focused on trader investors, offering a 100% digital experience at low costs. With a simple and intuitive Home Broker, Clear is integrated with the best trading platforms on the market and was the first broker dealer to set brokerage fees to zero in Brazil, back in 2018.

clear corretora

2014

Launch of XP Securities in Miami

That same year, we took our first step into the American market, further expanding the investment options for our customers.

2016

We became the largest independent broker dealer in Brazil

rico

At the time the second largest broker dealer in the country, Rico became our brand focused on self-served customers, with an accessible and 100% virtual platform. Rico has a proposal for asset allocation and portfolio diversification, in addition to promoting several educational contents on investments for beginners and professional investors.

2017

Investment by Itaú

Valuing our business at BRL 12 billion, Itaú now holds 49% of XP's shares, further validating our disruptive business model.

18

2019 - Present Expansion to new horizons IPO on Nasdaq Valuing XP at BRL 63 billion, we had the largest IPO of a Brazilian company at the time. 201 9 Bank License We received our license to act as a Bank, allowing us to expand into new opportunities for products and services in a disruptive way. XP Bank We launched XP Bank's first credit products, with competitive fees and providing a better experience for our customers. We have further reduced brokerage fees. 202 0 Reduction of brokerage fees Clear has a zero brokerage fees since 2018. In 2020, we also zeroed brokerage fees at Rico and, at XP, we reduced fees by 75%, in yet another move to disrupt the country's financial industry. 201 9 202 0 XP Credit Card Launching of our Visa Infinite Credit Card, the first with investback , no fees and no costs 202 1 Launching of XP Inc. BDRs The spin - off event with Itaú Unibanco took place in October 2021 alongside with the launching of our BDRs on B3, which brought us more than 200,000 new Brazilian shareholders, democratizing access to XP shares for Brazilian investors. 202 1 19 Launch of Instituto XP and BDRs XP Inc. During Expert ESG, the largest ESG event in Brazil, we announced the launch of its Instituto XP. Its goal is to bring financial education to 50 million people in 10 years. In addition , the spin - off event with Itaú Unibanco took place in October 2021 alongside with the launching of our BDRs on B3, which brought us more than 200,000 new Brazilian shareholders, democratizing access to XP shares for Brazilian investors.

Our Business Model

GRI 102-1 | 102-2 | 102-6 | 102-7

XP Inc.'s purpose is to improve people's lives

We are a holding company with more than 20 years of history, owner of technological platforms for investments, financial services and education, in addition to media & content platforms, encompassing brands such as XP, Rico, Clear, Infomoney, XPeed and IM+. We are dedicated to being transparent, focusing on our clients, through innovation and technology, providing financial education, sustainable growth, and a robust business ecosystem through a high-performance team aligned with our dream.

To deliver the best solutions for our clients, we need to go beyond and offer solutions that leave a positive legacy for our society. To build our business and compete with the major Brazilian banks, we seek to leverage state-of-the-art technologies that bring differentiation and operational efficiencies to scale the business. In recent years, we have been able to consistently innovate, develop our own technological solutions and evolve our business model in several integrated phases that complement each other and increase our capabilities. We believe that this evolution has enabled us to achieve consumer confidence in XP Inc.'s brands and companies, contributing to the revolution in the way financial services are offered in Brazil.


"NA ADVERSIDADE, UNS DESISTEM,
ENQUANTO OUTROS BATEM RECORDES."

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Financial Education and Digital Content Platform Xpeed is the largest financial education platform in Brazil. It offers courses, MBAs and learning tools that seek to teach its students about a variety of topics related to the investment world, from basics to most sophisticated techniques and advanced strategies. We believe that offering solutions focused on financial education is an effective way to bring familiarity and trust to the world of XP Inc. companies for Xpeed students. In addition, we have a variety of digital contents aimed at educating our clients and providing democratic access to information about the financial markets in Brazil. This universe includes the IM+, EXPERT (digital platform and annual conference), the group Primo and the team of digital influencers at XP Inc. Financial Advisory Services Our experts advise and support our customers in a variety of activities related to the financial universe. Such services include, for example, advisory services for institutional clients, private banking for high income clients, international financial services, structuring and issuance of financial products for corporate clients and issuers. Open Product Platform We offer an open financial product platform to our clients, encompassing both proprietary and partnership products. The open nature of our platform was the first of its kind in Brazil, and a key driver of XP Inc.'s success. Investors may access our services through different channels: via direct channels of XP Inc. companies (XP, Rico or Clear) or via our Independent Financial Advisors, which stood at approximately 10,000 in December 2021, located in more than 1,400 offices in 217 cities in Brazil. Our Products and Services We distribute a wide range of financial products and services, seeking to offer our clients solutions with a differentiated value proposition compared to the offers from traditional banks. Among the main solutions offered, the following stand out: (1) Financial Education and Digital Content Platform; (2) Financial Advisory Services; and (3) Open Financial Product Platform. 21

Our Brands Financial Services Media 22 Education

Financial Services XP Investimentos was how we first started and is still our main brand up to this day. With transparency and a wide variety of investment products, XP offers the best solutions aligned with the interests and profile of each individual investor. Besides investment products, the XP brand also offers banking products, like our credit card and digital account. This is the brand available for Independent Financial Advisors linked to XP Inc. The first broker dealer in Brazil specialized in Equities. The traders' preferred brand, it is the one that most leads Brazilians to invest in the Stock Exchange. Clear, which became part of XP Inc. in 2014, was the first broker dealer to offer zero brokerage fees in Brazil. Rico is our 100% digital investment platform. We offer simple and uncomplicated content about the universe of investments, as well as a complete portfolio of products for clients to invest more and better. Since 2020, brokerage fees are not charged for online stock trading at Rico, reinforcing the commitment to democratization of investments in Brazil. 23

Education

XPEED SCHOOL by XP Inc.

Xpeed School is the financial education and entrepreneurship school of XP Inc. With a modern methodology focused on the future of students, our purpose is to give financial education to Brazilians of all socioeconomic classes and educational levels.

Instituto XP

The main mission of XP Institute is to "Transform financial education to improve people's lives and build the Brazil we dream of." The entity is focused on carrying out programs and projects whose final beneficiaries are minority groups, primarily young people, students from the public school system and women. All courses and projects are 100% free to their beneficiaries.

Media

InfoMoney

InfoMoney, acquired in 2011, is the largest investment website in Latin America. It reached approximately 6 million monthly unique visitors in 2021 and the "top 10" in Google search results for an average of approximately 66,000 keywords

IM+ is born from the merger of our brands InfoMoney and Fliper, and has the purpose of helping people make better financial decisions. In a single app, this unprecedented platform brings together features such as: management of earnings and expenses (personal expenses), automatic consolidation of investments, market news and exclusive financial communities.

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37% 20% 2% 41% Value Generation GRI 103 - 2 | 103 - 3 | 201 - 1 | 203 - 1 SASB FN - EX - 550A.3 | FN - AC - 270A.3 With revenues of BRL 13 billion in 2021, XP Group distributed a total of BRL 8.8 billion, comprising employee compensation, payment of taxes, fees and contributions, and capital providers. Growing investments in technology and the expansion of new businesses have driven up operating costs, combined with salary expenses growth as a result of the large expansion of our headcount. In 2021, the Brazilian interest rate, Selic , went from 2.00% to 9.25%, as our Gross Revenue, Adjusted EBITDA and Adjusted Net Income grew 47%, 66%, and 76% against 2020, respectively, proving the resilience of Our Business Model throughout different macroeconomic cycles. Direct Economic Value Genereated (BRL) Revenue: 5,662,138 8,826,975 13,030,545 Distribution of Value Added (BRL) Total: 3,542,320 5,432,953 8,801,614 Focus on the Client 25 Personnel Taxes, fees and contributions Return on third parties’ capital Return on capital

Transformation We intend to fulfill our purpose of improving people's lives and achieve our big dream of becoming the most valuable and profitable financial institution in Latin America over the next few years, continuing our history as the a revolutionary and transforming company. In this journey, we will ensure the best experience for our clients and partners, encourage entrepreneurship, build the best company for our employees, and generate even more value for our shareholders. We understand that there are important developments calling for great effort and coordination from our team, but that can make all the difference in achieving our big dream. Therefore, we have structured a Transformation Program that strikes these evolutions through the following main pillars: ( i ) Strategy; (ii) Client Vision; (iii) Culture and People; (iv) Operating Model; (v) Digitalization; (vi) Evolution of Tech, Operations, and Data. In October 2021, we launched our company - wide Transformation Program, the XPace . We started a roadshow going through all areas to present the program and ensure that our entire team has this vision of Transformation, and we have implemented the new operating model in, so far, 20% of the company, and our whole team remains focused in the mission of transforming XP Inc. 26

Everything that we have built over the last 20 years and that we continue to innovate daily across different fronts was and still is always with one primary focus: to improve our clients' lives. We take our customers' satisfaction very seriously, from the ideation of new products to the implementation of each project in practice. The largest proof of our commitment to our clients’ experience is our focus on the Net Promoter Score (NPS), a survey methodology widely used to measure customer satisfaction Our NPS is measured on a daily basis across all our brands and channels, and the metric also has a relevant weight in our CEO’s goals dashboard. We publish our NPS for the last six months quarterly, as we understand that it is one of the most important KPIs of our business. Since we started reporting this metric, our NPS has increased from 73 in December 2019 to 76 in December 2021. Maintaining a high NPS score remains a priority for XP, as Our Business Model is built around customer experience. 2019 2020 2021 73 71 76 NPS 27

The reduction and zeroing of fees for our customers is in line with the proposal of the XP Inc. brands, to increasingly facilitate access by Brazilians to the investment market The total estimated fee savings we generated for our clients in 2020 and 2021 (considering TED, credit card and brokerage fees) was Savings on Fees¹ 28 Notes: (1) Considers ( i ) brokerage fees that are no longer charged on the Rico and Clear brands; (ii) market average of credit card annual fees; and (iii) average fee of BRL 9.90 per TED performed. XP Inc. does not charge annual fees for credit cards or TED fees.

GRI 413 - 1 Financial Education For those who seek to understand the world of finance in order to grow exponentially, Xpeed is the leading learning experience that provides quality tools that help its users to reach their financial goals. At Xpeed , method and technology are always in favor of a fluid and personalized experience for the student. In an attractive way – entertaining while educating – it offers light and accessible formats, which fit into the routine, and awakens the desire to learn. Financial Education School Our days are immersed in financial decisions – pay in cash or in installments, cook or dine out, buy today or postpone. By bringing knowledge and awareness of our personal finance, we manage our choices better and realize dreams faster. Investment School In the financial markets, investors are those who want to multiply their income through investments that offer appreciation and risk. By willingly allocating their funds, they ensure the creation of a solid wealth in the medium and long - term. Entrepreneurship School Xpeed believes in a better future based on entrepreneurship, which why we are creating this school. To help our students learn about the techniques and models that solve the problems of the main entrepreneurs in the country, we are developing practical and applicable content, which will be our students’ business partners on a daily basis. Xpeed Pro Focused on MBAs to leverage its clients' careers. This program allows students to level up, learn from real - life experts and gain real knowledge about the financial markets. 29

Instituto XP
PRÊMIO
EDUCAÇÃO FINANCEIRA TRANSFORMA
Instituto XP

XP Institute

XP Institute was created in March 2021 and aims to bring financial education to 50 million people within 10 years. Find out more in the "Positive Impact" chapter of this Report.

Digital Content

InfoMoney is currently the largest success case of digital financial journalism in Brazil. A benchmark in technology, editorial content and distribution of innovative products such as the Top Finance and Business Podcasts in the country: From Zero to Top, StockPickers, as well as events, forums, guides, among others.

2021 had more than 225 million visits to the portal and more than 1 billion pages accessed.

In all the main existing content platforms you will find the journalistic quality of InfoMoney, whether with:

- Videos on Youtube, with more than 10 million views;
- Instagram, with more than 24 million views;
- Platform, with 6 million unique accesses per month;
- Podcasts, with more than 5 million downloads with quality information on everything investors needs to know.

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People Those at XP Inc. speak on equal terms and are open to new ideas and opinions. Learn and grow fast, experiencing, making mistakes and improving. Do not conform to status quo and propose practical and simple improvements. Seek challenges larger than their abilities and deliver. We know that currently, health and wellness are increasingly important topics. For this reason, at XP Inc. we are looking carefully at this issue, raising this topic to our leadership, reassessing our benefits and redesigning our wellness strategy as a whole. We want to encourage our employees to seek sustainable balance and quality of life. We are aware that there are still several challenges ahead, which is why one of our priorities for 2022 is to evolve in this agenda. Preserve Health: Health and Dental plans, Gympass , running group, psychological and legal support. Save Money: Meal voucher, food voucher, day care allowance, legal support, home office furniture, monthly home office allowance, exclusive investment advice, access to exclusive investment funds. Optimize Time: 6 - month maternity leave, 20 - day paternity leave, breastfeeding support room, bike parking with locker room. Invest in You : Xpeed education courses free of charges or with up to 80% discount, exclusive investment advice, access to exclusive investment products. 31

Employee Net Promoter Score ( eNPS ) eNPS is how we measure overall satisfaction with the company by asking those who work here how highly they recommend XP Inc. as a good company to work for. From 2020 to 2021, we increased our score by 6 points: Unsatisfied - 100 Totally satisfied 100 We encourage our employees to be transparent. By means of monthly Pulse Surveys, employees evaluate the Company and its leaders continuously. Our People Analytics area crosses the results of all internal surveys with those of eNPS , seeking to understand which are the best satisfaction predictors, to prioritize People & Management initiatives and guide decision making. 65 71 32 XP Anywhere We believe that when we give our employees more freedom, autonomy and flexibility on a day - to - day basis, we help everyone to have a more balanced and productive routine, as people can choose how to manage their time and where they prefer to work or live. It was from this thought that XP Anywhere work model emerged, which goes beyond a remote work journey and becomes a new lifestyle for those who work at XP Inc. With this model, in addition to the aforementioned benefits, we can hunt talent in many locations in Brazil and around the world, building increasingly diverse teams and opening different opportunities that no longer depend on geographic barriers. And to ensure optimal working conditions anywhere, we invest in the infrastructure of our teams. Therefore, all people receive a full equipment kit, furniture to assemble their workspace in an ergonomically correct way and even an extra allowance for expenses such as internet and energy. Even though we are physically distant, our purpose is what guides us, and our culture is what keeps us together.

Qualification and Training

GRI 103-2 | 103-3 | 404-1 | 404-2

At XP, employees have access to specific materials and training, including on culture, compliance and internal policies. After joining the company, several training courses are organized to prepare new employees for an environment of constant feedback and performance analysis, with emphasis on Goal Training, Feedback Training and Field Day.

XP Campus

XP Inc. also offers XP Campus, which has been restructured from a Focus on the Client approach to building an end-to-end learning ecosystem.

The initiative covers all employees of XP Inc. and has a portfolio of regulatory content, but mainly focuses on offering content that accelerates the employees' career and the development of essential skills for the future of XP Inc.

Through these initiatives, employees have access to institutional initiatives and workspaces segmented by area or project. We already have 24 workspaces on different topics.

In the first year of launching the platform, we had significant results compared to previous models:

Engagement with the Platform	OLD LMS	MVP	CAMPUS XP
Monthly active users (% of total employees	11%	76%	85%
Average monthly access per user (# of days)	2 days	6 days	7 days
Employees' authorial content (% of content)	9%	17%	43%

In December 2021, we had about 50% of the active employee base on the platform, with an average of 7 accesses per month and 60% of the existing content was created by people outside the Development team, ensuring process scalability and decentralization.

Every week we recommend new content (soft and hard skills) to enable employees to keep evolving, and courage continuous learning in the company, making employees play leading roles in their own careers.

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Onboarding Leaderships New employee onboarding is the integration of a new employee with the company and its culture, as well as guidance and training on tools and processes. We work in a company where we seek to innovate every day, we always seek to ensure that our employees have the best possible experiences. After a lot of research, several studies, and idea maps, we identified that our Onboarding had to evolve. New employees need to be aligned with our culture, purpose, way of working, customer centricity, diversity, XP Inc. ecosystem, history, practical knowledge and lots of inspiration. Each day was built based on organizational values. Everything done was based on research and mapping the needs of employees and areas. In addition, subject to the cognitive capacity of new hires, the journey will always mix synchronous and asynchronous moments. In late November, Onboarding switched to a 4 - day immersion, where each day we focused on one of XP Inc.’s purposes. The average hours per participant in XP Onboarding was 11 hours per new employee For leaders, in addition to the roundtable between leaders and lectures, there is also the Xponencial Program, which has 3 initiatives aimed at delivering a differentiated development experience to high - performance leaders. In addition to exponentially enhancing the leadership capacity of managers who are already seen as talents, holding relevant positions in the organization, whom we believe are the future of XP Inc. The average hours per participant in leadership programs was 14.7 hours per leader. 34

Goals & Performance We breathe meritocracy at XP. We have a robust Meritocracy Cycle. We asked about meritocracy in our Pulse Survey. The topic is key to our XP Inc.’s Culture CodeXP Code. Not for nothing: meritocracy is one of the pillars underpinning the way we think about People in the Company. We reward extraordinary people by paying in line with the market, offering partnership, giving bigger challenges and promotions. To attract and retain the best talents, we need them to know that they will receive these rewards according to their commitment, culture and results they bring to the company. To this end, we use well - defined and unfolded goals within the teams, ensuring the Company's good direction , constant results, continuous improvement and transparency about the results that need to be achieved. At XP Inc., we rely on a 360 Appraisal to understand how much people live our purpose and values every day and we measure the most important aspects we look for in the performance of our leaders. Resulting in a meritocratic appraisal that seeks to recognize those who have achieved their goals and are in line with the company's culture. We also have "People's Forums," which calibrate the performance of the 360 appraisals and goal scores, improving accuracy of the process. As a result, we remove appraisal biases and the impact of external factors (such as the market or a crisis) on performance. Internship Program In 2021, we launched the first Internship Program at XP Inc., with more than 10,000 applicants, and we hired 85 interns of 53 different cities and with a representation of 42% women, 44% black people, 12% LGBTQIA+ people and 3.5% PwDs , who are helping to build our future in more than 30 areas of the company. Through synchronous and asynchronous stages, our selection process focused on identifying and prioritizing culture, skills, and diversity in choosing the best people for our challenges. 35

Diversity & Inclusion GRI 103 - 2 | 103 - 3 Since 2020, XP Inc.'s ESG strategy has a goal of impacting more than 500 thousand people by 2025, with an investment of BRL 35 million in diversity . The company intends to reach the entire financial market with its actions, including the encouragement to quality training in technology and data analysis. Diversity Strategy At XP Inc., Diversity & Inclusion ("D&I") theme is always focused on encouraging an inclusive and healthy work environment, with a focus on improving people's lives. The Diversity Commission brings together members of the Executive Board to monitor the development of this agenda in the Company. Affinity groups foster advancement in the D&I theme: MLHR 3 is the women's collective BLACK S é o coletivo de People negras Inclu ir é o coletivo pela inclusão de People com deficiência e acessibilidade; SEJA é o coletivo pela criação de um ambiente seguro e diverso para People LGBTQIA+. A XP Inc. fechou parcerias com instituições já reconhecidas pelo trabalho na questão da equidade racial, e com outras focadas em desenvolver um ambiente mais inclusivo e capacitar, profissionalmente, People com deficiência. INCLUI R is the collective for the inclusion of people with disabilities and accessibility; BLACK S is the collective of black people SEJA is the collective for the creation of a safe and diverse environment for LGBTQIA+ persons. XP Inc. entered into partnerships with institutions already recognized for their work on the racial equality issue, as well as with other institutions focused on the development of a more inclusive environment and professionally training persons with disabilities. 36

50% women at all hierarchical levels; 32% of black people on the staff of XP Inc. and 23% of black people in leadership Exceed the 5% PwDs required by law; Combat LGBTQIA+phobia in the financial market Diversity & Inclusion GRI 103 - 2 | 103 - 3 37 Goals for 2025 XP Inc. defined a public commitment to be achieved by 2025 on the topic of D&I:

In January 2021, women represented 26.5% of the total number of employees, in December, the percentage increased to 33.4% . We had 120% growth in women in leadership: As of January 2021, 12% of XP Inc. was made up of women. We ended 2021 with women representing 26.5% of leadership positions . From January 2020 to December 2021, XP Inc. achieved a 500% growth in the number of women mothers within the company's female workforce . In December 2021, the representation of mothers among women was 29% . In early 2021, XP Inc.'s workforce was composed of 17.6% of black people, which was increased to 19.9% at the end of the year, (based on self - declaration). 1.13% of employees were people with disabilities at the end of 2021. In that same year, 22% of the hiring of PwDs were people with visual and cognitive disabilities , seeking to fulfill the commitment to the inclusion of all people with disabilities. XP Inc. made progress in 2021 on the topic of Women, Women in Leadership, Black People and Persons with Disabilities: Diversity & Inclusion The Diversity and Inclusion Commission (D&I) supports the evolution of the theme at XP Inc. It brings together members of the Executive Board, to validate and direct action plans for the Company's diversity agenda, with the support of affinity groups. With the creation of the Diversity Area , consulting company RM Consulting , led by Rachel Maia , with extensive experience in the corporate market, was contracted. Literacy and leveling actions on diversity concepts were carried out for more than 900 people. Jointly with the D&I collectives, for six months several Officers of XP Inc. acted as mentors to diversity and potential leaders . In 2021 we included diversity criteria in the evaluation and selection of suppliers during the procurement process , as well as in the evaluation and selection of IFA partner offices . In addition, we organized awareness talks for the entire Company on diversity, equity and inclusion, with names such as Ruth Manus, Mafoane Odara , Marcelo Cosme , Rapping Hood, and an exclusive session for leaders with Djamila Ribeiro. We also organized the "Be who you are" campaign, organized jointly with the SEJA group, which expanded the discussion on a safe environment for LGBTQIA+ people at work. The SEJA e - NPS , which measures how much people in XP Inc's LGBTQIA+ group feel they are in a safe environment to work, grew by 39 points from January to December 2021. GRI 103 - 2 | 103 - 3 38 Initiatives and Results * *Data considering own employees, including interns and apprentices.

Diversity & Inclusion

GRI 103-2 | 103-3

Rewards and Recognition

During 2021 we entered into important partnerships with organizations that are benchmarks in racial equality, inclusion and good ESG practices, supported and organized projects dedicated to the theme and were recognized in relation to our D&I practices.

Women that Transform Award

in partnership with UN Women, we organized the Mulheres que Transformam (Women who Transform) Award, which recognized women who are transforming the market in several areas: technology, education, finance, entrepreneurship, culture, and economy. There were more than 30 nominees, with the participation of the external audience in the voting, which reached 28 thousand votes, with 8 winners being selected and receiving a replica trophy by artist Sara Rosemberg, mentoring with executives from XP Inc. and a notebook.



Minas de Valor Project

In partnership with Fin4She, the financial world connection platform for women, XP Inc. donated 300 subscriptions of Valor Econômico S/A to university female students, 30% of them for black women. The Minas de Valor campaign had more than 4 thousand accesses and more than 650 applications.

Rodrigo Mendes Institute

Is a non-profit organization whose mission is to help every person with a disability to have a quality education in an ordinary school. XP Inc. supports its Endowment Fund to reinforce actions for Inclusive Education. As a result, the Company received the Inclusive Education Seal.

MOVER

XP Inc. became one of the signatory companies to the movement, whose main pillars are: Leadership, Awareness, Employment, and Training. The main goals of the group include the generation of 10,000 new positions for black people in leadership positions by 2030. By participating in MOVER, a public commitment was made as agents of transformation to collectively evolve in an anti-racist journey; ;

Pact for Racial Equality

XP Inc.'s adhesion in 2021. This Pact encourages the voluntary adhesion of companies interested in meeting social demands for greater racial equality, social awareness and transparency;

Casinha

We support this institution of Rio de Janeiro, with a donation of 100 thousand reais. It has been, since 2017, providing support to the LGBTQIA+ population, in particular those exposed to situations of vulnerability and violations of rights.

WEPs Brazil 2021 Award

Initiative recognized by the UN through the Global Compact, which encourages and recognizes actions by companies that enhance the culture of gender equality and the empowerment of women in Brazil. In its 1st year of participation, XP Inc. was recognized in the Silver category for its projects aimed at female empowerment.

Pact for Inclusion of People with Disabilities

XP Inc.'s adhesion in 2021, and as a result, assumed commitments to promote the rights of Persons with Disabilities.

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Positive Impact GRI 102 - 42 | 102 - 43 | 102 - 44 | 413 - 1 Instituto XP XP Inc. launched the XP Institute in March 2021, with the following main mission : "Transform financial education to improve people's lives and build the Brazil we dream of." Its goal is to bring financial education to 50 million people within 10 years. The entity acts as a grantmaker to support civil society programs and organizations whose final beneficiaries are minority groups, primarily children and youth, public school students and women. All courses and projects are 100% free to their beneficiaries. The work of Instituto XP is aimed at giving our country a strong impulse for financial education, a subject that is not by chance present in at least 8 of the 17 Sustainable Development Goals (SDGs). Financial education is about enabling Brazilians to have a more dignified life, with more freedom of choice and better conditions to fulfill their dreams and live in their power of contribution to society. As defined by Adriana Toledo in the book National Strategy for Financial Education (ENEF): In search of a better Brazil: “A financially well - educated society paves the way for sustained socioeconomic development, helps to reduce inequalities and promotes citizenship.” We have the dream of transforming Brazil into a financially educated nation, because we know that Financial Education Transforms. People with knowledge about financial education are able to set a budget, deal with day - to - day expenses and spending, save and invest financial resources and, most importantly, make dreams come true. Some data from surveys carried out in Brazil show us how much financial education affects not only the organization of finances at home, but also people's mental health. 40

Faced with such a huge challenge, XP Institute seeks to promote Financial Education in Brazil based on the strategy of the 4 pillars below: EDUCATE Rolling up our sleeves with the right partners to develop educators and foster and disseminate financial skills for all. INSPIRE By supporting initiatives and real cases, XP Institute shows that this transformation is possible and necessary, engaging employees, educators, researchers, parents, public, social, and private leaders, organizations, entrepreneurs, customers, volunteers, and society as a whole. MOBILIZE Acting in partnership and network. Instituto XP encourages people, social organizations – public and private – and all their knowledge to co - create innovative solutions and drive new practices and policies for a single purpose. ACT Based on professional management, we establish clear goals and results to act consistently and give the movement a long life. Below are more details and highlights of the main projects: 41

This 1st edition of the award recognized initiatives in 7 categories that make a difference in financial education: NGOs, Researchers, Teachers, Digital Solutions, Macro - influencers, Micro - influencers and Nano - influencers. Financial Education Transforms Award 387 projects were received, from 23 States and 175 Brazilian cities , in addition to more than 1,035 users registered in the system. After going through the selection of the Judging Committee, and presenting evidence in selected criteria – Relevance, Innovation, Diversity & Inclusion, Transformation, Social Impact, Reach, Engagement and Practical Application – the 21 finalists in the seven categories were selected, and the big winners were chosen by popular vote, with more than 120 thousand votes. More than BRL 420 thousand in awards were allocated. More than 2.5 million people were directly impacted by the 21 finalists. In the press, we had 43 news articles, over 4.7 million views of articles and contents published and over BRL 1.1 million in valuation. 42 There was the participation of a diverse and relevant Assessment Board, with a staff made up of 55% women, 36% black people, and 11% PwD . The panel consisted of : Fabio Barbosa, Edu Lyra, Konrad Dantas, Bia Bottesi , Thiago Nigro, Ana Fontes, Rodrigo Mendes, Mafoane Odara , Bia Santos, Vera Rita Ferreira, Cintia Diogenes , Ana Pergardier and Thiago Godoy In partnership with Chat Class edutech , XP Institute structured a free, gamified cultural contest. That is, a type of course for ninth grade and high school students and teachers of public and private schools, carried out by WhatsApp with the content aligned with the National Common Curricular Base (BNCC). The objective of the project was to develop attributes and knowledge about financial education in a light and accessible way. Financial Education Tournament Participation of 16,463 enrolled students and 1,512 teachers from all the states of the country, i.e., 17.9 thousand people. Equivalent to 798 days of learning: 1,032,249 activities performed in 1,148,739 minutes. 150 students and teachers from the 5 regions of the country were awarded with courses, notebooks and tablets. 3 - year initiative in partnership with Nova Escola, the brand most recognized by Basic Education teachers in Brazil, with the objective of bringing financial education to Elementary Schools in the public school system. It provides special content, courses and free class plans, aligned with the National Common Curricular Base (BNCC), to develop and support educators in the dissemination of financial education in classrooms. Financial Education Transforms 98 NPS for live content. Audience of more than 2.5 million and 4.8 million prints in content.

In partnership with the company Alicerce Educação , the action aims to provide free and face - to - face knowledge about financial education, to help people learn about subjects such as investments, means of payment and indebtedness, basic economics, retirement, monthly financial planning at home. Financial Education Course More than 200 educators were selected and trained to facilitate the course, disseminate and enhance the impact. The partnership brings financial education through a 16 - hour face - to - face course, to young people and adults of different ages, in 93 Alicerce centers , in different peripheral regions of Brazil. held by Artemísia , in partnership with coalition organizations - Accenture, B3 Social , Casas Bahia, Arymax Foundation, Tide Setubal Foundation, Humanize, Lenovo Foundation, Meta e Potência Ventures - , the coalition will last for 3 years, to promote the productive inclusion theme through a direct support to entrepreneurs ( Programa JÁ É in scale for vulnerable entrepreneurs with a focus on digital literacy), connection with public administrators (Open Innovation platform in the public sector), and advocacy of productive inclusion, to influence key actors with relevant activities on the subject in Brazil. Productive Inclusion and Financial Education Coalition In September 2021 the XP Corporate Volunteer program was launched, in which XP Inc. provided online mentorships to young people in vulnerable situations. The program was structured with 3 recurring programs and 3 one - off actions, with an extra group to cover the waiting list, and had the operational support of the Atados organization. XP Corporate Volunteering 100 NPS and 100% of volunteers say they felt very motivated or motivated to engage in future volunteering initiatives. Mentorships were carried out in partnership with the following institutions: Vida Jovem , AFESU, Generation, CEAP, and Gerando Falcões . "I thought it was super cool and a rich exchange of feedback and experience. I was thrilled to hear the young women's dreams and perspectives. I tried to give support and guidance that I thought was relevant for their moment. It was a very light and nice moment." – AFESU volunteer. "Wonderful. I learned a lot from the exchange I had with the group and I felt that I actually managed to be provocative to the point where they opened up and shared with me what that conversation was arousing in them!" – CEAP volunteer 43

Developed with Instituto da Criança , the project aims to provide quality educational development, offering full scholarships to children from vulnerable families, to prevent school dropouts. Educação Garantida From March 2018 to 2021, more than 31,000 scholarships were sponsored for children and teenagers between 6 and 11 years old. From the program, there was an improvement in academic performance in 77.5% of the benefited students 30% of scholarship holders are people with disabilities or have a medical issue. The average family income of the families impacted by the project is BRL 1,759.43. 42% of the benefited children are part of a family with no father figure. To enhance the positive social impact in all its areas of activity, XP Institute offered technical, administrative, financial, and organizational support to other organizations, acting as a platform to catalyze other donations and promote projects from strategic partners: Competition held by the Rio de Janeiro Municipal Department of Education among students from the public school system, to encourage learning, engage, have fun and identify talents, in addition to showing students a path to their professional development. Mathematics Olympiad in Rio de Janeiro Transportation allowance and physical infrastructure loan from partner offices for students who want to take the entrance exam for courses at the Insper institution and are in a vulnerable situation. Support for young people who want to take the college admission exam Due to the worsening of the pandemic in early 2021, XP Institute was responsible for several donations to third sector institutions to combat vulnerabilities of the crisis, including donations to FIOTEC and the vaccine plant of Instituto Butantan . In total, there were about BRL 3.7 million in donations. COVID - 19 Pandemic Donations: We also donated staple food baskets in partnership with Gerando Falcões to the municipality of São Roque (city of XP Inc.'s new headquarters) and to charitable institutions, such as the LGBTQIA+ NGO Casinha . We support the construction of 2 solidarity kitchens with the NGO Gastromotiva . We donate clothes and sweaters jointly with União SP. 44

At XP Inc., we use technology as a lever for growth and development. Therefore, in 2021, we launched the Corporate Training Program, which has 3 initiatives to support the Brazilian market with the training of digital professionals, in addition to enabling the productive insertion of hundreds of Brazilians who would not have access to this type of education. Corporate Training Program XP Inc., in partnership with Tera, a technology education company, launched a program of 50 scholarships, focused on free training free to women (cis or transgender), non - binary people and black people (and/or indigenous), irrespective of gender self - declaration, who want to become data scientists and transform technology, bringing more diversity and representation in tech careers. DiversiTera We invested in the training of professionals in software development, based on a program in partnership with Trybe , a technology school that is a reference in the training of professionals in the area. This program involved the formation of a class of 300 people, for which XP paid for 50% of the course for all students and offered an allowance of one salary, for 50 people . The class is made up of 40% women and 49% black people and training is in progress, with completion expected in the second half of 2022. Developer Training Program A program focused on training in Business Analytics was launched, in which 30 people formed an exclusive Tera class for training in data for 6 months , with mentoring follow - up, access to financial education and an English course. This class, which has already been contracted by XP Inc., was formed with 70% of the vacancies for women and black people, who are under training and expect to complete the course in April 2022. Data Analyst Training In addition to having invested in Trybe by obtaining a stake in the Company, XP Inc. made a minority investment in Resilia edtech , a company that operates in the insertion of potential young people into the job market through programming and behavioral skills courses. After all, investing in education transforms a country and is part of our purpose as a company. Regarding the use of tax incentives to direct resources to social, sports, cultural and health projects, in 2021, XP Inc. directed more than Donations with Tax Incentives BRL 13 million to various projects. 45

Our Performance

Financial Results

Our Business Metrics

Operating and Financial Metrics (unauditaded)	FY21	FY20	YoY
Total AUC (in BRL bn)	815	660	23%
Active Clients (in '000s)	3,416	2,777	23%
Retail - gross total revenue (in BRL mn)	9,864	6,271	57%
Institutional - gross total revenue (in BRL mn)	1,277	1,210	6%
Issuer Services - gross total revenue (in BRL mn)	1,043	688	52%
Digital Content - gross total revenue (in BRL mn)	99	130	-24%
Other - gross total revenue (in BRL mn)	516	413	25%
Company Financial Metrics	**FY21**	**FY20**	**YoY**
Gross Revenue (in BRL mn)	12,799	8,711	47%
Net Revenue (in BRL mn)	12,077	8,152	48%
Gross Profit (in BRL mn)	8,554	5,451	57%
Gross Margin	70.8%	66.9%	396 bps
Adjusted EBITIDA[1] (in BRL mn)	4,848	2,918	66%
Adjusted EBITIDA margin	40.1%	35.8%	435 bps
Adjusted Net Income[1] (in BRL mn)	4,003	2,270	76%
Adjusted Net Margin	33.1%	27.8%	530 bps

New Verticals Metrics

Revenue from New Verticals (unaudited)	FY21	FY20	YoY
Total Gross Revenue from Selected Products (in BRL mn)	582	194	200%
Pension Funds (in BRL mn)	227	134	69%
Credit Cards (in BRL mn)	180	-	n.a.
Credit (in BRL mn)	116	17	586%
Insurance (in BRL mn)	60	43	39%
As s % of total gross revenue	4.5%	2.2%	2 p.p.
Other Selected KPIs			
Pension Funds AUC (in BRL bn)	48	-	n.a.
Cards TPV (in BRL bn)	10	-	n.a.
Credit Portfolio[2] (in BRL bn)	10	4	164%

Notes: (1) See annex for a reconciliation of Adjusted EBITDA and Adjusted Net Income; (2) Does not include Intercompany or credit related to Credit Card operations.

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Operating Performance Retail The Retail segment accounted for approximately 77% of our total revenues for 2021, contributing with 88% of our year - over - year revenue growth. In addition to the growing revenue contribution from the new businesses (Pension Funds, Credit Cards, Credit and Insurance), our resilient growth also shows how our core business has adapted to different economic cycles. The reduction in trading volume and its consequent impact on equities and futures revenue, seen since 1Q21, was more than offset by the positive performance of revenue lines directly benefited from higher interest rates, such as Fixed Income, Structured Products and Issuance of Debts. Our strong distribution channel, coupled with a comprehensive product offering and focus on the customer experience, are key factors for such adaptability of Our Business Model. Institutional The Institutional segment represented almost 10% of our total revenues for 2021, with a 6% growth year - over - year. This result came mainly from the increase in the result with Fixed Income, FX and Commodities, or FICC Trading Desk. Issuer Services Issuer services revenue grew significantly by 52% in the year, already representing around 8% of our total revenues in 2021. Despite the more challenging scenario for ECM, we highlight that our revenue profile is more exposed to DCM revenues, which tend to be less volatile in different macroeconomic scenarios. Our Issuer Services business is key to foster our product offering and contribute to the development of Capital Markets in Brazil. Although market conditions may affect our ECM results in the short - term, the DCM division is expected to benefit from the demand of corporate clients for alternative funding sources. Furthermore, as we see our recent M&A initiative starting to flourish, we consolidate ourselves as one of the main players in Investment Banking services in Brazil, with a complete and robust offer of services for our clients. Digital Content The result of Digital Content fell by 24% in the year, mainly impacted by the absence of courses and in - person events. Our digital content plays an important role in educating Brazilians and making them more proficient in financial products and services. It also enhances client’s relationships and attracts new clients that grow our retail platform. Operating Costs and General Administrative Expenses In 2021, operating costs reached BRL 3.5 billion, a 30% increase against the previous year, with a gross margin of 70.8%, and approximately 400bps of expansion in the year. The lower growth in operating costs versus revenue reflects a better mix of products and channels throughout the year. General administrative expenses reached BRL 3.8 billion in 2021, a 46% increase against 2020, reflecting our investments in a headcount growth of over 70% in the last 12 months Adjusted Net Income In 2021, our Adjusted Net Income reached BRL 4,003 million, a 76% growth against 2020 and 4x larger than the result of 2019, the year of our IPO. Our adjusted net margin reached a record 33.1%, reinforcing the operating leverage of our business. Despite investments in technology and new verticals, our mid - term guidance for adjusted net margin remains unchanged. 47

AuC (in BRL Billion) Net Inflows (in BRL Billion) Active Clients (in thousands) Total Assets under Custody ( AuC ) was BRL 815 billion as of December 31, 2021, a 23% growth year - over - year, in a year with a challenging macroeconomic scenario for capital markets. The year - over - year growth reflects a net inflow of BRL 230 billion, or BRL 19 billion per month, and a market devaluation of BRL 75 billion. Since 2016, we have grown our AuC at a CAGR of 66% per year. Our total net inflows in 2021 was BRL 230 billion, up 16% year - over - year. Since 2018, our total net funding has grown at a CAGR of 52% per year. Our active customer base was 3.4 million as of December 31, 2021, a 23% year - over - year growth. Since 2018, our customer base has grown at a CAGR of 56%. 201 8 201 9 202 0 202 1 202 409 660 815 201 8 201 9 202 0 202 1 66 155 198 230 201 8 201 9 202 0 202 1 892 1.70 2 2.77 7 3.41 6 Main KPIs 48

ESG Performance XP Inc. recognizes that the ESG agenda is a journey. In order to move consistently in this direction, the entire Company is engaged in integrating ESG issues into both our internal activities and our business. ESG Positioning ESG XP Inc. Statement To deliver the best solutions for our customers, we need to go beyond and understand how these solutions leave a positive legacy for our society. Changes are necessary and urgent. But for transformation to happen, we cannot rely only on the government and specific initiatives. We all need to be protagonists in building a better world. We recognize our role in supporting the transition to a more sustainable world. We know that this is a journey. It will be walked together with our employees, customers, investors, partners, and the market. We are a company of people for people. Therefore, we want to inspire Brazilians on the journey of transforming Brazil. We believe that investments generate value for society and the environment. We want to increase the knowledge, engagement, and development of effective solutions so that the ESG agenda is at the core of business models and the decision - making process. Make investments your voice. XP Inc. FN - IB - 410a.3 49

Our Pillars XP Inc. wants to be a company that takes responsibility for its legacy and that inspires others to also follow this path. Therefore, throughout our entire business ecosystem, we seek to be protagonists and lead the ESG agenda. • Asset issuance and ESG - labelled product launch • Exclusive solutions for private and institutional customers • ESG Education for stakeholders • Dedicated ESG Research • Search for recognition from third parties with international visibility • Adherence to Commitments, Pacts and Working Groups • Implementation of governance processes and ESG methodologies • Offsetting our carbon footprint • Internal and public goals to become a more diverse company • Creation of inclusive programs and vacancies • Support to affinity groups and creation of the Diversity Comission • Projects with a network of partners and reference institutions on the subject • XP Institute: financial education for 50 million people • Partnerships with local players focused on educational solutions • National Award and Financial Education Tournament • Launching of technology education programs Provide sustainable investment solutions Prioritize our sustainable transition Achieve diversity & inclusion goals Democratize financial and technological education In 2021 we further accelerated our ESG agenda within XP Inc., focusing on four pillars of action: 50

Results in 2021 Provide sustainable investment solutions Wide range of ESG products available on our platform with the best managers and coordination of various issues aligned with sustainability . Launching of ESG portfolios for private banking customers and the first dedicated ESG credit portfolio for institutional investors . ESG analysis on the sell side: 90+ companies and recommended ESG portfolio disclosure. ESG Education available to investors, advisors and Xpeed students. Organization of Expert ESG and participation in Expo Dubai to bring a look at sustainability trends to our customers. in AuC with allocation to ESG products (Funds, ETF and COE) w/ proprietary ESG Rating 51 21 fixed income ESG thematic issues and 15 fixed income issues aligned with the green economy and ESG good practices:

Prioritize our sustainable transition Achieve diversity & inclusion goals Democratize financial and technological education See our results in the "Diversity & Inclusion" chapter. See our results in the "Positive Impact" chapter. Creation and adjustments of internal policies and processes, especially our ESG Policy and Responsible Investment Policy Implementation of internal ESG methodologies, with emphasis on the ESG XP Rating. Launch of our first GRI and SASB - based ESG Report in 2020 and this Integrated Report in 2021. Disclosure of our institutional carbon inventory, with carbon credits acquired for offsetting. Climate risk: first carbon inventory of Banco XP's credit portfolio. XP BIO: internal environmental group. Best ESG: Latin America Executive Team 2021 100% active suppliers and customers with an internal Social Environmental Risk & ESG rating Results in 2021 52

ESG Governance Roles and Responsibilities The ESG Executive Board, created in 2020 under the responsibility of Marta Pinheiro, is responsible for organizing the ESG strategy, institutional representation, articulation and alignment of XP Inc's internal areas and companies in relation to the topic. GRI 102 - 10 | 102 - 19 | 102 - 20 | 102 - 29 SASB FN - EX - 410A.4 53 In addition, we believe that this agenda should not be away from the other areas of the Company, thus we have technical specialists together with some of our internal areas and subsidiaries, which we call ESG Chapter. This model supports the integration of the topic into business practices, with emphasis on Research, Investment Banking and Social Environmental and Climate Risk. XP Inc. has specific governance structures for decision - making related to ESG factors, such as the ESG Commission , within the scope of the Social Environmental & ESG Risk Rating process, to decide on the Company's position in relation to a product or operation in which significant ESG controversies and/or relevant social environmental risks are identified. The ESG Commission meets without specific frequency, whenever there is a need to discuss a relevant case or transaction in relation to notes or controversies related to ESG issues. The Diversity and Inclusion Commission (D&I) aims to support the evolution of the D&I theme at XP Inc. The Commission meets monthly and brings together members of the Executive Board to validate and direct action plans for this agenda in the Company.

ESG Products and Services

GRI 102-2 | 102-13 | 102-15

ESG integration into XP Inc.'s business lines continues to grow. In 2021, XP Inc. played its role in developing, originating, structuring, and distributing a range of national and international financial products labeled as ESG, including investment funds, fixed income assets and COE, to foster the Sustainable Investments ecosystem.
Our broad portfolio of ESG products is defined based on international sustainable finance classification references, such as the European Union's Green Finance Taxonomy, and on the self-regulation of the Brazilian Association of Financial and Capital Market Entities (ANBIMA). In this sense, investments labeled as ESG are subject to an internal due diligence process with experts in the field.

Largest Sustainable Investment platform in the country: 46 ESG-labeled investment funds available on the platform, including equity, fixed income, hedge fund, index, private equity, and pension funds, with local and global strategies.

Launch of 3 ESG ETFs on B3: ESGE11, ESGD11, and ESGU11 offer exposure to the equity performance of companies around the world with ESG best practices, as measured by MSCI.

In structured products, the launching of three COEs stands out: **XP ESG Futuro Sustentável, XP GIO Energia Renovável e XP Private Energia Limpa**

We ended December 2021 with **BRL 8.8 billion in AuC ESG,** representing 1.03% of XP's total custody in December 2021, and **182,000 customers allocated to ESG products.**

In fixed income, we participated in more than **21 sustainable thematic issues** considering the local and international debt markets, **representing BRL 26.6 billion in volume issued;** we also started to monitor issuances by companies in sectors of the green economy that have good ESG practices, in line with XP Inc.'s proprietary methodology, **which represented a total volume issued of BRL 17.1 billion in 15 operations. Totaling 36 operations and more than BRL 43.7 billion.**

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We have a wide range of investment funds labeled as ESG on the XP platform, including national and international products with different strategies and profiles. In 2021 the following resource managers were our partners on this front: Investment Funds Aviva Investors AXA Investment Managers BlackRock Asset Management Bradesco Asset Management Brasil Capital Bridgewater Associates Compass Group EB Capital Fama Investimentos Indie Capital J.P. Morgan Asset Management JGP Investimentos Mongeral Aegon Investimentos Morgan Stanley Investment Management Nordea Asset Management Osmosis Investment Management Pandhora Investimentos SulAmérica Investimentos Systematica Investments Vinci Partners Wellington Asset Management XP Advisory XP Asset Management ESG Fund Managers on the XP Platform 55

Below, we highlight some ESG funds distributed by XP as an example: Aware of climate change, the NORDEA GLOBAL CLIMATE AND ENVIRONMENT fund was launched in December 2020 on the XP platform. It seeks to identify global companies that offer innovative and technological solutions to environmental challenges. The fund divides companies into three categories: resource consumption efficiency, environmental protection and alternative energy. The relatively concentrated, high - conviction portfolio uses an ESG - driven investment process in asset selection, excluding sectors that do not meet ESG criteria. The portfolio has 40 to 60 companies, equity of BRL 1.2 million and accumulated profitability of 32.87% in 2021. Nordea Global Climate and Environment Dólar SulAmérica Investimentos recognizes the need to support the market's transition to an environmentally responsible, socially fair and economically transparent economy. Therefore, SULAMÉRICA CRÉDITO ESG fund aims to invest in credit assets, such as debentures, Real Estate Receivables Certificates and Receivables Investment Funds - FIDC, in which the allocation of resources is aligned with the best ESG practices, promoting positive contributions to the sustainable development agenda. The fund's allocation priority is in ESG - themed and sector and companies that generate positive contributions to sustainable development. It has an equity of BRL 302.6 million and an accumulated return of 7.23% in 2021. Sulamérica Crédito ESG The transition to a more efficient economic system in carbon emissions is one of the biggest global challenges today, especially after COP26, where several countries signed ambitious targets to reduce greenhouse gas emissions. The TREND CARBONO ZERO fund invests in carbon credit futures contracts in regulated markets and has an exposure of 75% in Europe and 25% in the United States. It has an equity of BRL 45.2 million and an accumulated return of 35.28% in 2021. Trend Carbono Zero 56

In 2021, XP Inc. coordinated a series of issuances aligned with sustainability, within the scope of investment banking. We consider two categories to regard an operation as aligned with the ESG theme: Thematic issuances : Considers fixed income issuances labeled as green, social, sustainable, sustainability linked or transition, based on internationally accepted methodologies (e.g., ICMA Principles and Climate Bonds Initiative, among others). XP Inc.'s proprietary methodology : We started to control transactions aligned with the green economy based on a proprietary methodology, which is based on the green economy sectors of FEBRABAN taxonomy and high scores in the Social Environmental & ESG Risk Rating. Below, we list some theme - aligned transactions coordinated by XP Inc. in 2021: In February 2021, Metrô Rio issued a single - series green debenture with a total offering volume of BRL 1.2 billion. The funds will be used to fund improvements to the Rio de Janeiro subway system. Metrô Rio In March 2021, M. Dias Branco issued a green CRA, in two series, with a total offering volume of BRL 811.6 million. The resources were used to promote and foster sustainable agricultural development. M. Dias Branco In September 2021, Rumo issued USD 500 million in bonds linked to sustainable goals. These bonds were issued based on the company's commitments to reduce greenhouse gas emissions. Rumo In December 2021, Jalles Machado issued a green debenture in two series with a total offering volume of BRL 451 million. The funds raised will be used to produce ethanol and cogeneration of energy with biomass. Jalles Machado Fixed Income Issuances 57

A XP Asset and XPA, XP Inc.'s third - party asset management companies, made significant progress in 2021 regarding the ESG theme: XP Asset and XP Advisory Responsible Investment Policy was completed and disclosed to the public, covering equities, fixed income, real estate, infrastructure, passive funds and funds of funds ( FoF ) strategies, meeting the commitment established when we became signatories to the Principles for Responsible Investments. We started a process of integrating ESG factors into XP Asset's fund management, with practices to be incorporated by the teams from the manager's various areas. We retained an international consultancy company to support managers to integrate the ESG process in the analysis of equities and fixed income assets . The Real Estate Funds area of XP Asset retained a specialized consulting company to support the team in the ESG theme. We analyzed our real assets portfolio, appraising the characteristics of the properties and the score according to the GRESB standard. Based on this diagnosis, we set goals to be worked on from 2022 onwards to improve the assessment by the GRESB criteria. In addition to having developed an internal ESG manual, we have developed an ESG Due Diligence Questionnaire for new acquisitions. XP Asset 58

XP P rivate Rating ESG XP Research ESG XP Private, focused on high - income customers, has advanced in its journey to integrate in increasingly systematic manner the environmental, social, and governance dimensions in the way of managing investments. In the second half of 2021, XP Inc. carried out an analysis that aimed to identify at which stage the managers of resources distributed on the platform are in the ESG journey. The ESG XP Rating derived from this analysis, which results in a total score from 0 to 5 for the managers' ESG integration practices, translated into the following stages: has not started its ESG journey, beginner, advanced, and reference. The ESG XP Rating is based on two major themes: investment process and internal culture. Today, the average for the national asset management industry is 2.5, while for the international industry it is 4.0. More than 75% of asset managers distributed on XP platform have an ESG Rating . To help our partners on this journey, the expert team at XP Inc. launched the ESG Best Practices Guide for Managers and is working to engage with several assets to help them improve their ESG practices. The Research ESG area, which started in June 2020, is responsible for analyzing companies covered by the XP Research team, with content for retail and institutional customers that incorporate environmental, social and governance issues as criteria in the analysis. In 2021 we reached more than BRL 1.3 billion in investments by Private customers in ESG products offered on the XP platform . Nearly 2,000 Private customers have at least one ESG allocation in their portfolio , twice what we had in 2020. Launching of the XPA ESG Fund , which allocates its resources to investment funds with different strategies that have ESG integration in their investment process. Renewal of XP Advisory's equity fund strategy , bringing an ESG approach. The strategy is based on the following propositions: green economy, population aging, digitization and "financial deepening." Currently, the strategy amounts to BRL 400 million . Equity analysis and with differentiated products: ESG page with ~20k views/month on the platform and rated 4.7 (maximum is 5.0). We launched our XP ESG Wallet , which has +4.4k views . We reached 94 companies under Research coverage with ESG analysis. +19 thematic reports in 2021 (~40k views). Daily ESG (daily newsletter) has ~1.9k subscribers and +4.0k views/month. Participation in Expo Dubai , with production of an Ebook about the event (+3k views). ESG Initiatives 59 Launching of the first ESG credit portfolio for institutional investor : Volkswagen Previdência Privada (VWPP) invested BRL 200 million in an exclusive ESG fund focused on credit strategy with XP Advisory .

Lessons for the post - Covid world Green Swan: The Boom of Regenerative Capitalism Climate Emergency Aligning Entrepreneurship and Sustainability Expert ESG Expert ESG, which took place in March 2021, consisted of a 4 - day event, with very high - level guests discussing issues relevant to all spheres of the ESG concept, including Environment, Social and Governance. Days of Event Hours of Content Speakers unique users logged in raised in sponsorship in media valuation Painéis de destaque: 17,057 views 14,335 views 11,631 views 9,301 views Events 60

Expert XP Expert XP emerged in 2011 as an internal event and today is the largest investment event in the world. In 2021, it reached its 11th edition. The event continued 100% online, with 6 stages and simultaneous agendas. More than 500,000 people registered, with more than 200 speakers and more than 100 hours of content covering topics related to investments, politics, economics, ESG and entrepreneurship. We have the "ESG and Technology" stage, where current issues related to sustainability were discussed. Third Party Events As part of the commitment to disseminating the ESG agenda and being a voice on the topic, the ESG XP Inc. specialist team, had an overall participation in more than 120 face - to - face and online events about the topic throughout 2021. 61

ESG Education ESG Course for Investors As part of our goal of making the end investor aware of ESG factors, XP Inc., in partnership with BlackRock and B3, launched the course "ESG: a new way of investing." The course is online and free and focuses on individual investors. It is available on the B3 Education platform. Thousand hits students finished the course Average course content rated ESG as the third most searched topic in the B3 Education hub Xpeed Now the ESG theme is also present at Xpeed ! We have prepared several modules on the subject, for inclusion in Xpeed's MBAs. The initiative is in line with our purpose of strongly integrating the theme in all XP Inc companies. 62

Natural Resources Our Environmental Responsibility XP Inc. recognizes its responsibility to invest in the transition to a low carbon economy, minimizing its direct and indirect environmental impacts and engaging its entire ecosystem towards this path. We understand that climate change will affect society and the economy in an unprecedented way, generating both risks and opportunities. We recognize that an essential part of our purpose of "improving people's lives" involves adopting a serious and responsible attitude towards the challenge posed by climate change. IPCC data indicate that Brazil and Latin America are particularly susceptible to the effects of an increase of more than 2 ° C in global temperature. Regulatory pressure has also been present through actions by the Central Bank of Brazil, especially with the publication of new regulations related to Social, Environmental and Climate risks. We believe that meeting the objectives of the Paris Agreement will require a collective effort, particularly from the financial system. XP Inc. recognizes the importance of the topic in its business agenda, and is constantly evolving in the challenging journey of managing climate risks and opportunities. We are analyzing our exposure to climate risks from our adhesion to initiatives such as the CDP and PCAF, seeking to structure a transition strategy and prepare for the furtherance of regulatory requirements on this agenda. We are committed to studying how the impact of climate change may affect XP Inc's business. See above in social environmental & climate risk. In addition, we increasingly seek to prioritize products that have positive contributions to the climate agenda, so as to encourage our customers and stakeholders to give it due consideration. GRI 103 - 2 | 103 - 3 63

Carbon footprint

GRI 305-1 | 305-2

In the last 3 years, XP Inc. carried out an inventory of its greenhouse gas (GHG) emissions. With the objective of identifying opportunities to reduce emissions from the establishment of a baseline in 2019, the Company started the inventory of its emissions with the support of a specialized consultancy company.

Compiling data from headquarters, branches and employees with scopes 1, 2 and 3*, XP Inc.'s GHG footprint in 2021 had a reduction in relation to previous years, especially in scope 1, which is that from sources that belong to or are controlled by the Company. Although we increased the number of employees twofold between 2020 and 2021, in view of the high growth of the company our emission decreased mainly because we adopted the XP Anywhere model, which established the home office regime as standard. We have included an estimate for home office GHG emissions in the calculation. However, as we returned the physical spaces of some branches and the main office itself, our consolidated emission in 2021 decreased considerably.

In 2020 XP Inc. neutralized its scope 1, 2 and 3 emissions with the acquisition of carbon credits from Amazon forest conservation projects (REDD+), in partnership with company Biofílica. For 2021 the Company neutralized its emissions with REDD+ (scopes 1 and 2) and biogas recovery (scope 3) projects.

	2019	2020	2021
Scope 1 (tCO_2e)	2,649.96	5,083.73	2,927.44
Scope 2 (tCO_2e)	245.08	221.13	270.48
Scope 3 (tCO_2e)	3,613.77	2,010.44	2,660.27
Greenhouse gas emissions (tCO_2e)	6,508.81	7,315.30	5,858.19
		+12%	-20%

*Scope 3 considers liquid effluent treatment, solid waste treatment, employee commuting to the workplace, business trips by aircraft, business trips with rental car, upstream services and home office.

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XP BIO To help us reflect on our role and responsibility towards the environment, in 2020 we created XP BIO, a group of XP Inc. employees that thinks about strategies, initiatives, and action plans to address the environmental issue in the Company. In 2021 XP BIO implemented three main initiatives: Volunteer Program with NGOs focused on the environment: we organized an internal volunteer program in which XP Inc. employees supported philanthropic organizations on various topics in partnership with SOS Mata Atlântica . In total, 12 NGOs were supported by more than 70 XP Inc employees. In the program, the NGOs detailed their management challenges, for which employees defined action plans and deliverables over four months. Tips of Sustainable Good Practices at Home Office: monthly mailing containing tips and information about practices aligned to the preservation of the environment at home. Talks with Specialists: monthly talks with experts in environmental topics to exchange best practices, curiosities, and innovation. Electronic Waste Disposal In 2021 XP Inc. carried out its electronic waste disposal without classification as environmental interest in partnership with a specialized company*. Such disposal resulted in the planting of 64 tree seedlings in 2021 (a total of 147 seedlings since 2020) through Instituto Refloresta . * Manureversa is a company that manages processes for the disposal of technological waste from IT, Telecom and Data Center environments interpreted by CETESB as without hazardous classification in post - or pre - consumption processes, when companies go through their rollout processes (replacement of their technology park) or discard for some quality/obsolescence issue. 65

Compliance & Ethics Compensatio n Strategi c Risk Security MLP 1 Treasury Funds Credit Product s Ownership Structure 68.27% voting rights 21.68% total shares XP Controle / XP Control 15.81% voting rights 50.21% total shares Free Float 10.50% voting rights 10.77% total shares 4.30% voting rights 13.67% total shares 0.56% voting rights 1.77% total shares São Carlos 0.56% voting rights 1.77% total shares São Marcos 0.0% voting rights 0.13% total shares Tesouraria XP Inc. Board of Directors Thiago Maffra - CEO Audit Committee 9 Executive Directors External Auditors Regulators On December 31st, 2021 Notes: (1) Prevention of money laundering and combating the financing of terrorism. 66 Executive Committees

2020 2021 39.67 28.74 Closing Price (USD) 52.94 53.08 Maximum Price (USD) 15.5 27.65 Minimum Price (USD) 38.52 39.67 Previous Year Closing Price (USD) 3% - 28% Variation in the Past 12 Months 1.49 2.16 Average Daily Volume (millions of shares) Stock History 67

Corporate Governance GRI 102 - 18 | 102 - 19 | 102 - 20 68 The highest governance body at XP Inc. is the Board of Directors, which oversees the work of the Executive Board and makes strategic decisions about XP Group's business, including environmental, social, and economic issues. Its members are elected by XP Inc. shareholders, according to the rules under the Shareholders' Agreement entered into by XP Inc.'s main shareholders. Currently, it has 11 members, 25% of whom are independent*. In addition, each year the Board of Directors carries out a self - assessment of its performance. *Members are considered independent under US law and regulation.

Board of Directors

GRI 102-22 | 102-23 | 102-24 | 102-26 | 102-27 | 102-32

Currently, the Board of Directors is composed of the following members, whose unified terms of office are of 2 years, until December 2023*:

Guilherme Benchimol, Chairman of the Board of Directors

Bernardo Amaral, , currently also Chief Risk Officer ("CRO") of XP Inc

Gabriel Leal, currently also People and Management officer at XP Inc

Fabricio Almeida, currently also General Counsel of XP Inc

Bruno Constantino, currently also Chief Financial Officer ("CFO") of XP Inc

Guilherme Sant'Anna, currently also channels officer at XP Inc

Martin Emiliano Lifchitz, board member

Geraldo Carbone board member

Luciana Pires Dias, independent board member and Chairman of the Audit Committee;

Guy Almeida de Andrade, independent board member and independent member of the Audit Committee

Luiz Felipe Calabró, independent board member and independent member of the Audit Committee

*It is important to note that the members of the Board of Directors who also hold executive positions at XP Inc. do not receive compensation for the positions they hold on the Board of Directors, hence they are not paid double compensation for their executive duties.

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Executive Board

GRI 102-22 | 102-23 | 102-24 | 102-26 | 102-27 | 102-32

XP Group's Executive Board is composed of members with specific competences, who lead the main operation fronts of Grupo XP's activities, assessing goals, projects, and policies.
The main executives leading XP Group's operation fronts are:



Thiago Maffra
CEO of XP Inc.



Bruno Constantino
CFO of XP Inc.



Gabriel Leal
People & Management



José Berenguer
CEO of Banco XP



Gustavo Pires
Asset Management Services



Guilherme Sant'Anna
Channels & Marketing



Fabricio Almeida
General Counsel of XP Inc.



Renato Cunha
Strategy, Transformation & Operations



Bernardo Amaral
Corporate Risks and Customers



Marta Pinheiro
ESG & Culture



Lisandro Lopez
Marketing & Acquisition



Lucas Rabechini
Institutional and Products



Victor Mansur
Treasury

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Committees Audit Committee The Audit Committee is a corporate body with an advisory role, which advises the Board of Directors in supervising our accounting and financial processes and in the process of auditing our financial statements. Furthermore, it is directly responsible for recommending the engagement, as well as the supervision, of the Company's external auditors. The composition of the Audit Committee is defined by XP Inc.'s Board of Directors, and one of its members must be considered a financial expert*. The Audit Committee conducts a self - assessment annually. Currently, the Audit Committee is composed of the following members, all of whom are independent**: Luciana Pires Dias (President) Guy Almeida de Andrade Luiz Felipe Calabró *As defined in US regulation and legislation. **Members of the Audit Committee also assume the role of independent members of the Board of Directors. Personnel and Compensation Committee The Personnel and Compensation Committee is a corporate body with advisory role, which assists the Board of Directors in reviewing and approving the Company's compensation structure, especially in relation to Directors and Executive Officers. Among the topics evaluated by this Committee, we highlight the compensation and stock plans. Currently, the Personnel and Compensation Committee is composed of the following members: Guilherme Benchimol (President) Bruno Constantino Gabriel Leal Martin Emiliano Lifchitz GRI 102 - 35 71

Compensation and Incentives "If you asked me one thing that made us get here, obviously there were several, but only one, would have set up a partnership“ Employee Compensation and Incentives Meritocracy is one of the pillars underpinning the way we think about People in the Company. To attract and retain the best t ale nt, we reward extraordinary people according to their commitment, culture and results they bring to the company. Our compensation is in line with the market and consists of a fixed monthly salary and a semi - annual variable compensation, defi ned in accordance with our 360 evaluation cycle and meritocracy. All our employees participate in the 360 assessments every six months, and are evaluated by leaders, p eer s and stakeholders based on two main vectors: performance and culture. In 2021, our variable compensation, represented in the Total Bonuses line item of our Income Statement, accounted for more th an 60% of our employees' compensation for the year (ex - RSUs). Furthermore, our greatest incentive for our employees today is the possibility of joining our partnership through the Restricted Share Units (RSUs) and Performance Share Units (PSUs) model, with a vesting period of at least five years . The selection process for new partners takes place once a year, approximately in the month of September. The activities that will lead us to decide who these people are start much earlier, with the achievement of the goals, evaluation s a nd deliveries of each one. Everyone is eligible for the partnership! There is no restriction on area, position, length of service or hierarchical level. Decisions on who to nominate as eligible to partnership are made in people forums, and the main factors that leadership look at are culture, consistent deliveries and results, the potential of the employee, the impact generated beyond the employee’s scope of duties and people's interest in having the m a s a partner. At XP Inc., employees are, in fact, the owners of the Company: + 600 employees are partners 20 years is the age of the youngest person to be a partner of the Company There is no minimum time to be eligible as a partner of the Company 20% of the Company's partners do not hold leadership positions 2.5 years is the average time to become a partner in the Company 40% of the Company's partners are people from corporate areas 72

Compensation of Executives and Board of Directors

Our Board of Directors is currently composed of eleven members, three of whom are independent. Three out of these eleven members are part of the Audit Committee and another four are part of the Compensation Committee. The annual compensation of our Board of Directors is fixed, being a base compensation for all members, and an additional compensation for members and chairpersons of the Audit or Compensation Committees. Our Executives, as well as the rest of the company, are also evaluated semi-annually by the leaders, peers, and stakeholders, based on culture and results. The goals dashboard for all our directors is made up of KPIs related to: (i) the company's financial results; (ii) our customers satisfaction; and (iii) culture. Our goals system was designed to align all employees of the company, scaling goals across the company. The CEO's goals break down into specific goals for each director, depending on their focus, and the director' goals, in turn, break down into specific goals for each employee and/or area under them.

CEO goals

Meritocracy is taken very seriously at XP Inc., that's why all employees and executives have a goals dashboard aligned with business objectives. Our CEO's goals dashboard encompasses both financial and ESG KPIs, as it includes the evolution of customer satisfaction (NPS) and employee satisfaction (eNPS). The CEO's goals are broken down into specific goals for the directors of all areas of XP Group, depending on their focus. Achieving those goals is crucial for defining the variable compensation of our directors.

CEO Goals Dashboard:

- Adjusted Net Profit
- EBITDA Margin
- NPS
- Net Funding
- XP Inc. Transformation Project*
- eNPS

*The XP Transformation Project Inc. is a goal that measures management maturity and the evolution of XP Inc's transformation initiatives. It is measured through practices comprising strategy, performance, people, operating model, technology and customer vision.

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GRI 102 - 17 | 102 - 25 | 102 - 33 | 103 - 2 | 205 - 2 | SASB FN - EX - 510a.2 | FN - AC - 510a.2 Ethics and Corporate Policies XP Inc.'s premise is to ensure responsible, ethical, transparent behavior and mutual respect with our employees and society. Our conduct is guided by common sense, transparency and truth, aiming to avoid conflicts and ethical deviations. It is important to point out that the Code of Ethics is the benchmark for several other themes linked thereto, namely: Information Security, Anticorruption, Anti - money laundering, Customer Allocation and Operations, among others. In our business operations, we deal fairly and equitably with our customers, co - workers and suppliers. We keep accurate business records and comply with laws and regulations regarding financial disclosures and audits. We give special attention to human rights, repudiating any practice that disrespects the minimum rights of each individual, including, but not limited to, any discriminatory act, whether oral or written, or acts of physical harassment that violates dignity and integrity. In the event of violations involving non - compliance with the values set forth in XP Inc. Code of Ethics, the Ethics Committee will determine the actions to be taken, including conducting any necessary investigation and recommending appropriate disciplinary measures. It is worth mentioning that the Committee is chaired by the Company's Chief Risk Officer and has the support of the Internal Audit area to monitor cases. The Code of Ethics is the basis of our Company, as it defines the guidelines that guide our purposes, values and daily, internal, and external actions. Said document was duly approved by XP Inc.'s Board of Directors and applies to all Managers, members of the Fiscal Council, if installed, or of other bodies with technical or advisory functions, partners, employees, interns, business partners, third - party service providers, independent financial agents, representatives, consultants, and/or XP Inc suppliers. It can be found in both XP Inc.'s internal system (intranet) as well as on the website in two languages (Portuguese and English). See more information in our Code of Ethics https://investors.xpinc.com/static - files/9dc6bd11 - d7b8 - 4c70 - b617 - d80a4ecd312f 74

Pursuant to XP Inc.'s corporate policies, in particular the Code of Ethics, Anti - Corruption Policy and Compliance Policy, employees must not engage in external business or other activities that may interfere with their exercise of good judgment in conducting business at XP Inc. Any transaction or material relationship that could reasonably be expected to create a conflict of interest with the group companies must be reported , including business or other outside activities, corporate opportunities, inside information, acceptance of gifts and entertainment, associations, class entities and political parties. XP Inc. adopts the Related Party Transactions Policy, which aims to establish the rules and procedures to be followed in situations involving a potential conflict of interest , providing transparency on such procedures to its shareholders, investors and other stakeholders, and ensuring compliance with the best corporate governance practices. Without prejudice to the disclosure of Related Party Transactions required by US regulations, XP Inc. it is also required to disclose transactions with related parties pursuant to Article 247 of Law No. 6.404/76, CVM Resolution No. 642, in addition to accounting standards. In addition to maintenance of registration records of Related Parties by Compliance area, the information pertaining to Related Parties and respective Transactions will be included in the notes to the financial statements of XP Inc., in compliance with the rules under the relevant legislation. It should be mentioned that XP Inc. does not make donations to political parties or candidates . We respect the employees' right to join parties and make donations to such entities, if they so desire. Donations must always be made in your own name, not on behalf of XP Inc. or any of its Subsidiaries or Affiliates. Donations made must be reported and approved by the employees of the respective Compliance Departments of the Subsidiaries. XP Inc. monitors actions and public statements of our employees, in order to identify any undue standpoint on the subject which links personal to professional image. Additionally, in order to mitigate possible conflicts of interest, in accordance with its Policy on Investments and Interest in Third Party Companies, XP Inc. adopts a set of rules and restrictions that must be followed by all Employees in order to make direct and/or indirect personal investments in privately held Brazilian or foreign companies that are not part of the Company . They are restricted to, for example, having the position of officer, managing partner, member of the board of directors or supervisor, manager and/or administrator. Any exception must be submitted for approval by the Compliance area. Further, XP Inc. performs supplier evaluations, to identify possible family or corporate ties with our employees and related parties. On any indication of a potential conflict of interest, Compliance area will assess and adopt the necessary position. Finally, XP Inc., through its Compliance area, analyzes sponsorships and events with third parties, establishing parameters for maintaining integrity in all business relationships, guiding the behavior of our employees and partners. Regarding the ESG risks and opportunities agenda, XP Group's ESG Policy aims to reinforce the commitment to social environmental responsibility in our activities, business and relationship with stakeholders, in compliance with the requirements of regulators . In this Policy, we address the management of socio - environmental risk and business opportunities, to prevent negative social environmental impacts and expand positive impacts on environment and society, based on the principles of relevance, proportionality, and taking into account the other specific internal policies of the Company. 75

GRI 418 - 1 Data Privacy and Information Security As a financial services company, we have specific responsibilities to keep our customers' information and the company's proprietary information confidential. For this reason, XP Inc. has information security controls and data privacy protection through robust processes and technologies. In 2021, XP Inc. suffered no leaks, theft or loss of customer data. Our Privacy Policies are publicly known and their main objective is to convey, in a clear and transparent way, the purposes for which customer data is collected. All information processed in our environment has well - defined purposes and related legal bases, thus ensuring that it is processed respecting the pillars of data privacy. Our documents also detail the rights of data subjects and the main channels and ways of exercising such rights, under the terms of the Brazilian General Personal Data Protection Law ("LGPD"). The Board of Directors and executives become aware of information security and data privacy risks through the recurring agendas in the Risk and Audit Committees Promoting timely decision - making on risks by monitoring the company's exposure to data security and privacy threats; The Information Security Superintendent (CISO), the heads of the business, Risk, Internal Audit and Information Technology areas participate in these Committees, with the purpose of: Monitoring the security and privacy performance by using timely and accurate information; Reporting the status to the stakeholders. Thus, the company's Board of Directors and executives support the CISO in establishing the overall business - oriented security and privacy strategy, including protection requirements in the company's business planning processes and allocating appropriate resources. 76

Monthly phishing campaigns, simulating real scenarios of ransomware attacks; Some examples of actions aimed at employees: Sending of security bulletins, publishing and disseminating awareness videos, and making specific training available on the intranet; ; Carrying out of the Cyber War Games, which simulates different scenarios of attacks against the XP Group environment and exercises the teams' response to these "invasions". Awareness actions and training on Information Security and Data Privacy are periodically carried out as a way of ensuring that all employees are aware of their responsibilities in relation to the subject Finally, we implemented a business continuity plan and incident response plan. Continuity tests are performed annually for critical systems. Reports on all tests are generated to formalize the results with the interested parties. There is a formal procedure for reporting security incidents, so that employees are aware of ways to report an incident, facilitating immediate communication to the Information Security area, responsible for directing and coordinating incident response actions. 77

XP Inc. has an Advisor Governance area, responsible for supervising the Independent Financial Advisers (“IFAs"), to prevent discreditable situations with our clients. The area has controls aligned with the financial and capital market regulatory and self - regulatory bodies' best practices, as well as a search for several initiatives to foster a compliance environment among the network of advisors. The interest of XP Inc. and all its partners is always to help Brazilians to invest better, offering quality products and services and always aiming at customer's benefit. Any action other than that would not be in line with the Company's culture and would not be sustained in an environment in which we work every day to offer better investment conditions to clients. Network Engagement Action Specifically in the last year, the Advisor Governance area launched the Governance and Integrity Seal, which consists of recognizing the best practices adopted by accredited offices that had the best performance within XP's compliance rules, considering pillars such as Governance, Integrity, and Education. The Seal initiative fostered a positive impact among the accredited offices, with adhesion of approximately 70% of the network. From this percentage, 13% of the offices were classified as eligible for the Seal, i.e., those that have the highest level of governance and integrity among the aspects analyzed during the program. Being adherent to regulation is not a simple task, but remaining in compliance is a fundamental assumption for a good business partnership. Therefore, this action is of the essence to raise the bar of excellence and reliability of the advisor network, challenging and engaging accredited offices in achieving robust and resilient governance. Advisor Governance 78

Channels for Statements 2020 2021 Total statements received in the year 216 281 Received and completed in the same year 216 264 Type - Completed 2020 2021 Human Resources 25 48 Advisor Governance 90 93 Ombudsman's Office 93 114 Others* 8 26 * Others include: Legal, Compliance, Registration, and Technology XP Group's Confidential Reporting Channel can be used by all employees, partners, customers and suppliers, including in anonymous and secure manner. It works 24/7 with electronic service (English and Portuguese), from 9:00 a.m. to 5:00 p.m. Monday to Friday, with analysts for personal assistance. The Audit Committee monitors and ensures the proper operation of the Channel, with regard to the receiving, retention and handling of the reports received and related especially, but not limited to, accounting issues, internal controls, audit, and fraud. The report is initially received by the Internal Audit, which assess the content independently, preserving the identity of the reporting party and, later, forwards it for the respective resolution and presentation to the Audit Committee. In the event of violations involving non - compliance with the values set forth in XP Inc. Code of Ethics, the Ethics Committee will determine the actions to be taken, including conducting any necessary investigation and recommending appropriate disciplinary measures. Confidential Reporting Channel 79

Ombudsman's Office

XP has several relationship channels available for information, queries, requests, suggestions, and complaints, such as call centers via telephone, Customer Service (SAC), the internet (website, FAQ, social networks, chat), the "Talk to Guilherme" and the Ombudsman's Office. A specialized call center is available for each XP Inc. brand.

XP Inc. has an Ombudsman area whose mission is to represent the interests of customers with impartiality and ensure good service. The Ombudsman is responsible for providing last resort service to customers who demonstrate dissatisfaction with the solution presented in the primary channels of XP Inc., acting to solve the claims received within the term established according to the current regulation. Access is available by telephone or via the Internet through a specialized form available on our websites.


#Requests
10.413
9.853
2
1.288
38
45
XP Investimentos CCTVM S.A.
Banco XP S.A.
XP Vida e Previdência S.A.
2020
2021

Compared to 2020, there was a reduction in the volume of cases related to XP Investimentos. Regarding Banco XP, 2021 was the year in which operations effectively started for the entire customer base, which justifies the exponential growth of cases. As for the demands related to XP Vida e Previdência, the numbers had an increase considered low compared to the growth of customers.

In 2021, the Ombudsman's demands were dealt with within the Service Level Agreement (SLA) provided for in 100% of the cases.

80

Suppliers GRI 102 - 9 | 103 - 2 | 103 - 3 | 204 - 1 | 308 - 2 | 414 - 2 XP Inc.'s supply chain is mainly composed of 3 macro categories: 1. Tech, 2. Marketing and 3. Corporate. Suppliers are evaluated through the certification process and monitored periodically. Other areas are involved in this process, such as Social Environmental & Climate Risk, Compliance, Anti - Money Laundering and, for hires in technology, the Information Security, Business Continuity and Corporate Risk teams. The hiring, competition and negotiation process is centralized by the Purchasing Team, dedicated to checking business opportunities with quality, term, and cost. The purpose is to serve all areas of the Company, generation higher value to the process. To this effect, it is based on our internal Policies and Manuals, as well as technical opinions from other areas. XP Inc. manages the supplier registration and certification process viewing social environmental risks and ESG factors. Whenever possible, we privilege acquisition of products and services from local suppliers and those inserted in the communities where our companies are established. 81

GRI 105 - 12 The financial services market in Brazil is still highly concentrated and controlled by five major banks. According to an Oliver Wyman report published in 2019, the five largest Brazilian banks alone held about 93% market share in the BRL8.6 trillion in investment assets held in custody in the country. Still in 2021, according to data from the Central Bank, these same five institutions still held more than 60% of market deposits, and about 80% of personal credit in the country. We believe this concentration has created relevant market inefficiencies, which still present great opportunities for disruption, disintermediation and creation of new business models in the Brazilian financial system. Our Business Model allows us to operate in the market very differently from large traditional financial institutions. We offer a unique value proposition to our customers and partners that incorporates a combination of proprietary features, services and technologies, to deliver a highly personalized and integrated experience. We are based on a highly efficient model from an operational perspective, which allows us to scale and grow profitably. Key components of our model include: (1) a strong culture focused on our long - term purpose; (2) a synergistic ecosystem; (3) a platform of superior products and services; and (4) differentiated technology. We believe that our model will increasingly benefit from market trends, including some led by us, such as the training of new investors, and the macroeconomic environment in Brazil. Given our leadership, scale, brand, and competitive advantages, we believe we will benefit from, and continue to be a catalyst for: Opportunities 82

Continued growth of the addressable investment market (Assets under Custody); Continuous shift of custody from banks to independent investment platforms; Migration from simple products, such as savings, to more sophisticated alternatives Continued expansion of our addressable market to new verticals Over the past two decades, we had been focused on improving the lives of our customers in the investment world . In the past two years, with the launching of new products, such as the XP credit card, credit collateralized by investments, insurance and private pension products, we have b eco me a complete financial ecosystem for our customers. We are always looking for new opportunities, inside and outside the verticals in which we alread y o perate, always with a greater focus on improving the lives of our customers. 83

Business Risks Our business, operating results, financial condition, or prospects could be adversely affected if any of these risks materializes and, as a result, the trading price of our shares could change adversely. The risks described below are some of those that we are aware of and we currently believe could materially affect us: If we are unable to make the necessary investments to keep pace with rapid developments and changes in our industry, usage of our services may decline, reducing our revenues; Substantial and increasingly intense competition in our industry could harm our business; The loss of customers may cause our revenues to decline and the quality of the products and services we offer to be degraded, adversely affecting our ability to attract and retain customers and partners; Our investment services for retail customers subject us to additional risks; We do not have long - term contractual arrangements with most of our institutional brokerage customers, and our trading volumes and revenues may be reduced if these customers stop using our platform and solutions; Risk Management Our institutional brokerage business relies on our major dealer clients to provide us with liquidity and support our markets through transactions with our other institutional and wholesale customers; Our advisory model depends on the performance of the Independent Financial Agents, and if we are unable to hire, retain and qualify our network, our business may be harmed; A significant part of our business depends on B3; The Brazilian Federal Government has exercised and continues to exercise significant influence over the Brazilian economy. This involvement, as well as the political and economic conditions in Brazil may adversely affect us and the price of our Class A common shares; Economic uncertainty and political instability in Brazil may adversely affect us and the price of our Class A common shares; The COVID - 19 pandemic had, and is expected to continue to have a negative impact on global, regional, and national economies, and we would be adversely affected by a prolonged economic downturn Para mais detalhes sobreos riscos inerentes ao negócio, consultar Formulário 20 - F disponível no site do RI – XP Inc. e na SEC GRI 102 - 11 | 102 - 13 | 102 - 15 | 102 - 30 | 103 - 2 | 103 - 3 SASB FN - CB - 410A.2 For further details on the inherent risks to the business, consult Form 20 - F available on the RI website – XP Inc. and SEC 84

Social Environmental and Climate Risk GRI 102 - 9 | 102 - 11 | 102 - 15 | 103 - 2 | 201 - 2 | 204 - 1 | 308 - 1 | 308 - 2 | 412 - 1 | 414 - 2 For us, social environmental risk is the probability of losses arising from exposure to environmental and social events related to the Company's activities. Considering the relevance of managing this risk in the company's business, since October 2020, we have a Social Environmental & Climate Risk area, directly integrated into the Risk and Compliance Executive Board, with governance assigned to the organization's Risk Committee. The area is also part of our ESG Chapter, enabling the integration of risks into the organization's ESG strategy in a broader way. Since the second half of 2021 we are working on the integration of climate in the area's scope of activities. Social Environmental Risk Management We manage the social environmental and climate risks present in our activities, customers, operations, suppliers, and products, including the stages of identification, rating, analysis, monitoring, mitigation and control. Since 2022 we have been responsible for Banco XP's adherence to the new Central Bank regulations and for recording the occurrence of losses related to social environmental damage. We also rely on an ESG Policy, which aims to reinforce our commitment to social environmental responsibility in our activities, business, and relationship with stakeholders, which establishes the guidelines for managing the company's social environmental and climate risk. We present, in timeline format, our evolution in the theme: 202 0 Creation of the Social and Environmental Risk Area Definition of List of Prohibited Activities and List of Restricted Sectors Hiring of a Specific Social and Enrionment Risk Bureau Proprietary Socio - Environmental & ESG Risk Rating Methodology Launch of the ESG Policy 202 1 Integration of Climate Risk to the scope of the area Integration of Social and Environmental Risk Analysis in the Onboarding process for individuals and companies Integration of Social and Environmental Risk Rating & ESG to Credit Rating Integration of Social and Environmental Risk Analysis & ESG in the Supplier Approval Process Development of the Environmental & Climate Risk System Socio - environmental & ESG Analisys and Classification of the entire customer base (individuals and companies), suppliers and credit portfolio Socio - environmental & Climate Risk Indicators 202 2 Measurement of the Climate Sensitivity of the credit and derivatives portfolio, applying the Climate Risk Sensitivity Ruler Joined the Partnership for Carbon Accounting Financials (PCAF) Measurement of financed issues of the collateralized credit portfolio, based on the PCAF methodology 85

Throughout 2021 we incorporated the social environmental theme into our Onboarding process for individuals and legal entities, relying on specific criteria for accepting relationships with customers and suppliers. One of the adopted criteria is the so - called List of Prohibited Activities, which prevents any type of XP Inc's relationship with companies or individuals included in said list, as they are contrary to our values. Social Environmental Risk Management in the Onboarding Process Further to the List of Prohibited Activities, the Onboarding process also has a bureau of media, lists and lawsuits where on identification of any note of social environmental nature, the Social Environmental & Climate Risk area is called upon to issue an opinion on the acceptance of the relationship. In 2021, 28 companies and individuals were refused or blocked for involvement with any of the activities related to the List of Prohibited Activities or social environmental note considered as critical. List of Prohibited Activities Prohibited: Any type of relationship Work under conditions similar to slavery Child labor in disagreement with the legislation Illegal or banned substance (drugs, pesticides, herbicides, PCBs, ozone lay destroyers) . Trade of wild or endangered animals Commercial exploitation of rainforests 86

87 Social Environmental Risk Management in the Supplier Certification Process In 2021 we enhanced the social environmental risk assessment process for supplier certification, where all suppliers are assessed from a social environmental perspective. Suppliers rated as having low potential for social environmental impact undergo a simplified assessment process through survey in the media, on legal proceedings and restrictive lists. On the other hand, suppliers rated as having medium and high potential for social environmental impact undergo a more complex assessment process. The process relies on a proprietary methodology for assessing and rating social environmental & ESG risk, which takes into account, in addition to surveys in the media, on lawsuits and restrictive lists, the application of an ESG questionnaire. At the end of the process, supplier is classified into 5 levels: The Social Environmental & ESG Rating influences the decision - making authority and the validity of the supplier's risk assessment. Additionally, we review internal policies and manuals, as well as the bilateral agreement between XP Inc. and suppliers, to include socio - environmental issues, as well as prevention of slave and child labor and sexual exploitation, respect for the environment, diversity and free trade union association and the fight against all forms of corruption. We reserve the right to terminate any business relationship whenever our pillars are not present in such agreement. Social Environmental Risk Management in Credit Transactions We have proprietary methodologies to assess and rate social environmental risks and ESG factors in our credit transactions. The methodology assesses and rates the social environmental & ESG risk of transactions, mainly considering four assessment factors: potential sectoral risk, social environmental management capacity, social environmental notes and controversial ESG issues. Based on the assessment of these qualitative factors, the Social Environmental & ESG Risk Rating is generated at five levels: Rating A (very low social environmental risk) Rating B (low social environmental risk) Rating C (average social environmental risk) The Social Environmental & ESG Risk Rating influences the decision - making authority and the validity of the transaction's risk assessment. In this sense, transactions with high exposure to social environmental and ESG risks are submitted to the ESG Committee, detailed above in the ESG Governance section. In addition to the Social Environmental & ESG Risk Rating, the risk assessment process also includes a Restricted Sector List, which imposes specific restrictions according to the type of XP Inc.'s relationship with the customer. In the case of credit transactions, the companies operating in these segments are prevented from operating: List of Restricted Segments Prohibited: Credit, derivatives, distribution coordinator/structurer Allowed: Account opening, investment, FX, distribution of XP Platform Industry and trade of weapons and ammunition Cultivation, industry and marketing of tobacco Production or trade of alcohol beverages (excluding beer or wine) Production or trade of asbestos Uncertified wood and forest products Production and trade of radioactive materials Gambling, casinos, and equivalent companies Ocean fishing with nets longer than 2.5 km. Rating D (high social environmental risk) Rating E (very high social environmental risk) Rating A (very low social environmental risk) Rating B (low social environmental risk) Rating C (average social environmental risk) Rating D (high social environmental risk) Rating E (very high social environmental risk)

Our Exposure to Social Environmental Risks In the first half of 2021, together with the Compliance team, we developed our Social Environmental & Climate Risk System. The system takes into account our Social Environmental & ESG Risk Assessment and Rating methodology, as well as the sector ratings of the Green Taxonomy, developed by the Brazilian Federation of Banks ( Febraban ). The implementation of our proprietary system enabled performance of individual analyzes of individuals and companies, mass rating of XP Inc. portfolios, storage of social environmental data of analyzed companies, individuals and portfolios, and improvement of our exposure to social environmental and climate risk and green economy sector. With the analysis and classification of the entire customer base (individual and legal entity), suppliers and credit portfolio of XP Inc., several indicators of social environmental and climate quality of our portfolios could be developed. These indicators are periodically monitored by the Social Environmental & Climate Risk area through our ESG Dashboard, making it possible to assess and monitor the degree of exposure to social environmental and climate risk of the company's portfolios. Today, our credit portfolio has less than 1% of the risk allocated to companies with high and very high social environmental risk. We understand that the social environmental and climate risk system is essential for us to evolve in the management of portfolios and identification of social environmental and climate risks and opportunities for XP Inc. 88 We continue to participate in various commissions and working groups related to social environmental and climate risks. Within the scope of the Brazilian Federation of Banks ( Febraban ), we participate in the ESG Committee and in four specific working groups (climate, green rural credit, sustainable finance, and regulation). At ABBC, we were the first coordinators of the Social Environmental & Climate Risk Commission and participated in the ESG GT. At the Financial Innovation Lab, we participate in the ESG Risks working group. Sectoral Commissions We understand climate risk as the possibility of losses caused by the materialization of physical risks, including extreme weather events and chronic changes in weather or transition patterns, including reputational, legal, and market risks, among others, that may materialize as a consequence of the transition to a low carbon economy. Climate risks pose a systemic challenge to the global economy, as they can interact with risks that traditionally, already affect the financial system and raise new issues. Throughout 2022 we will have the challenge of expanding the scope of our action in climate risk and strengthening this variable in our socio - environmental and ESG assessments. Further, we understand the importance of assessing different climate scenarios and translating different climate issues into quantitative variables, allowing a broader diagnosis of our portfolio and an alignment of long - term goals. Thus, climate risk is also a central challenge in our efforts to incorporate the new Central Bank of Brazil regulations and in the design of XP Inc's ESG strategies. Climate Risk

TCFD pillar Actions taken and in progress Governance We have a Social Environmental & Climate Risk area that reports to our CRO and our ESG Chapter, and we are working to strengthen the climate variable in our governance processes . Strategy We mapped our exposure to climate risks and potential impacts to XP Inc . We actively participate in working groups related to the topic and have the challenge of advancing in the assessment of different climate scenarios by assessing XP Inc . 's resilience to different physical and transitional risks . Risk management The climate variable is present in our social environmental and ESG risk assessment, and, based on the mapping of priority risks to XP Inc . , we aim to strengthen the incorporation of climate risk into our risk management processes . Metrics and Goals We report our sensitivity to climate risks, our direct emissions and financed emissions in line with the TCFD . We have the challenge of discussing and proposing climate goals in line with XP Inc's strategy . Published in 2017, the Financial Stability Board’s Task Force on Climate - Related Financial Disclosures (TCFD) recommendations aim to encourage the disclosure of financial information related to climate risks and opportunities, enabling investors to make more informed decisions. XP Inc. recognizes the relevance of TCFD and is working to ensure greater adherence to recommendations that have a high level of synergy with the new regulations on Social, Environmental and Climate risk. In order to ensure greater transparency and greater alignment with market initiatives, since 2021 XP Inc. answers CDP's Climate Change questionnaire, which is based on TCFD recommendations. We also actively participate in Febraban's Climate Squad, which aims to assist Brazilian financial institutions in the process of incorporating the TCFD recommendations. The table below summarizes the implemented and ongoing initiatives to adhere to the TCFD TCFD recommendations 89

We are working to include climate risk in our social environmental assessments. We adopted the Green Taxonomy developed by Febraban to identify sectors that are most exposed to climate change. The rating of a client in sectors highly impacted by climate risk has an impact on the Social Environmental & ESG Risk Rating, and our portfolio's exposure to these sectors is monitored periodically. In addition, in 2021 we implemented our Social, Environmental and Climate Risk assessment questionnaire for credit transactions. Among other topics, we ask our clients in relation to their practices for identifying and managing climate risk, as well as their greenhouse gas emissions, s both practices can impact the Social Environmental Risk Rating & ESG, and, consequently, the pricing of transactions. We measure the climate sensitivity of our credit and derivatives portfolio, applying the Climate Risk Sensitivity Tool, developed by Febraban . The methodology combines relevant variables – sector rating and credit rating – and proportionality – representativeness in the portfolio and weighted average term of transactions – to define the most sensitive customers in our portfolio. As of 12/31/2021, 14.5% of our credit portfolio was allocated to customers with high sensitivity to climate risks. It is important to highlight that, at the time of the analysis , 81% of the customers with high sensitivity had A or B Social Environmental and ESG Risk Rating , that is, customers that, despite being exposed to climate risk, already have adequate social environmental and climate risk management practices. Despite their high sensitivity, these customers also have good credit quality. Altogether, 85% of the resources to customers with high sensitivity are allocated to investment grade customers. 90

91 To identify the most relevant climate issues for our customers, which could translate into risks for XP Inc. in the short, me diu m and long term, we assess the public information reported by more than 100 Brazilian companies answering to the CDP. The risks were rated according to thei r c limate nature (physical or transitional risk) and their potential to materialize in the short, medium and long term. In addition to allowing a diagnosis of relevant issues to our portfolio and the economy as a whole, the assessment will allow us to strengthen the incorporation of the climate variable in our risk ass essment processes. Climate Event Climate Risk Category Potential Impact Short Term Medium Term Long Term Change in consumer behavior and failure to manage climate risks affecting the companies' reputation Transition Risk High Very High Very High Changes in climate patterns affecting production capacity, working conditions or the supply chain and directly affecting the production capacity of companies Physical Risk High High High Water crisis raising the cost of water Physical Risk Medium Medium Medium Extreme events affecting production capacity, working conditions or the supply chain and directly affecting the production capacity of companies Physical Risk High High Very High Extreme events, in particular heavy rains and droughts, affecting the companies' physical assets and buildings, leading to an increase in cost overruns Physical Risk High High High New climate regulations and NDCs imposing limits on pollutant emissions or adaptation measures, and leading to fines or making it difficult to obtain permits Transition Risk Low High High Carbon pricing or offset requirements leading to higher operating costs Transition Risk High High Very High Risk of sunken assets or with loss of value in view of climate risks, especially transition Transition Risk Remote Low Medium Physical and transitional risks reducing generation capacity and increasing energy and fuel costs or leading to penalties Physical and Transition Risk High High Medium Physical and transition risks elevating credit risk and leading to losses in financial institutions Physical and Transition Risk Medium High High Climate litigation Transition Risk Low Medium High

Financed Emissions In early 2022 we joined the Partnership for Carbon Accounting Financials (PCAF), a partnership of financial institutions focused on developing harmonized methodologies for measuring financed emissions (scope 3 emissions, category 15). We applied the methodology to our collateralized credit portfolio and identified that throughout 2021 we contributed to the emission of approximately 37.214 tCO2e, which would correspond to an average intensity of 12.05 tCO2e for every BRL 1 million in credit transactions. Sector Financed Emissions (tCO 2 e ) Agriculture, Food and Beverage 19 , 330 Commerce 4 , 695 Industry 2 , 477 Financial Services 1 , 963 Construction and Furniture 1 , 535 Mining 1 , 530 Paper, Pulp and Forestry Products 1 , 224 Transportation 994 Energy 983 Textile 897 Other 1 , 588 Total 37 , 214 Intensity (tCO 2 e /BRL MM) 12 . 05 Score 4 . 8 Facilitated Emissions Financed emissions are necessarily associated with investments and credits that are recorded on the financial institution's balance sheet, including equities, corporate loans, project financing, real estate credit and vehicle financing. There are, however, transactions that, despite being structured by the financial institution, are not recorded on their balance sheet, such as IPOs, capital market transactions and derivatives, being, therefore, facilitated emissions. PCAF is working on the development of a methodology for calculating this type of emission which, in the case of XP Inc., should represent a significant portion of our operations. As members of the PCAF, we will act to support the development of the methodology and apply it to our operations, when available. We understand that the topic on social environmental and climate risk is relevant for the institution, and we will proceed in the development of best management practices. According to the PCAF methodology, we assign a score from 1 to 5 to calculate financed emissions. The closer to 1, the better the score and, therefore, the more accurate is the calculation. Given that at the time of the analysis our collateralized credit portfolio was composed of closely - held small and medium companies that generally do not disclose their emissions, we reached a score of 4.8. We recognize, therefore, the importance of promoting engagement with our clients, so that they measure and disclose their emissions, allowing an increment in our score and, consequently, a calculation with a greater level of accuracy. 92

The following tables, information and KPIs bring together the main indicators of environmental, social and governance ("ESG") topics presented in this Integrated Report and additional information. We seek to be as transparent as possible with all our stakeholders, including investors, customers, employees and partners. For further information about the Company and its results, access the XP Inc. website, in the "Investor Relations" tab. SASB FN - AC - 510 a . 1 Total amount of monetary losses as a result of lawsuits associated with fraud, insider trading, antitrust, anticompetitive behavior, market rigging, bad practice, other financial industry laws or regulations . XP Investimentos CCTVM, which is a party to the Disciplinary Administrative Proceeding No . 12 / 2016 initiated by BSM Supervisão de Mercados ("BSM"), received an official letter in August 2020 , which informed of the decision by the Plenary of the BSM Supervisory Board regarding the calculation methodology to be adopted in the calculation and definition of the fine imposed on XP in the aforementioned process . Based on the adopted methodology, the final decision of the Plenary of the Supervisory Board calculated a penalty of BRL 35 million, which was fully provisioned for payment . The obligations assumed by the Broker Dealer under the Memorandum of Agreement were fully met . Customers received a reimbursement in the total amount of BRL 380 , 422 . 63 and a payment to BSM was made in the amount of BRL 4 , 596 , 760 . 90 , which was split as follows : (1) Operators paid the amount of BRL 114 , 894 . 02 each ; (2) the Officers paid the of BRL 344 , 682 . 07 each and (3) Broker Dealer paid the amount of BRL 3 , 676 , 608 . 72 . In the Loss Reimbursement Mechanism (“MRP”), also managed by BSM, a payment of BRL 1 , 043 , 739 . 42 was made, referring to the order imposed by the self - regulator . The proceedings paid had been commenced between years 2018 and 2021 . The CVM commenced an administrative proceeding against Clear CTVM S . A . , to examine the complaints received from investors regarding the instabilities/unavailability that occurred on the trading platforms in 2019 and 2020 . Before the agency filed the instrument of charge, XP proposed the execution of a Memorandum of Agreement . After discussions with the CVM, the Memorandum of Agreement, in the amount 93

Exhibits: Indicators Booklet

FN-EX-550a.3 Description of efforts to prevent technology errors, security breaches, and market disruptions

XP Inc. implemented information security controls and data privacy protection through processes and technologies, as well as systems for monitoring actions carried out in the internal environment. These controls are constantly assessed to ensure that they have been correctly implemented and are used according to best market practices. We have a structured area responsible for monitoring and responding to malicious actions, with teams working 24x7, as well as reviewing implemented controls based on lessons learned.

FN-IB-410a.2 (1) Number and (2) total value of investments and loans incorporating integration of environmental, social and governance (ESG) factors, by sector

Product category	Issuer/Manager	Approach	Product Name	Custody (12.31.2021)
COE	COE	ESG	XP ESG: Futuro Sustentável	145,545,115.00
COE	COE	ESG	XP GIO Energia Renovável	56,871,500.00
COE	COE	ESG	XP Energia Renovável	23,107,619.00
COE	COE	ESG	XP PRIVATE ESG: Futuro Sustentável	3,901,000.00
COE	COE	ESG	XP Private Energia Limpa	2,038,000.00
COE	COE	ESG	XP Private Financiado Energia Limpa	14,400,000.00
Funds	XP Asset Management	ESG	XP Investor ESG FIC FIA	2,009,238.51
Funds	FAMA Investimentos	ESG	FAMA FIC FIA	24,474,759.03
Funds	Brasil Capital	ESG	Brasil Capital Sustentabilidade	8,380,289.27
Funds	Indie Capital	ESG	Indie 2 FIC Ações	201,906.53
Funds	Bradesco Asset Management	ESG	Bradesco FIA Sustentabilidade Empresarial	3,726,517.95
Funds	JGP	ESG	JGP ESG Institucional Advisory	6,625,267.98
Funds	XP Asset Management	ESG	Selection ESG FIC FIA	4,884,614.02
Funds	Osmosis Investment Management	ESG	Osmosis Global Equity Dólar FIC FIA	3,606,937.62
Funds	BlackRock	Impact	BlackRock Global Impact Advisory FIA IE	5,837,413.46
Funds	BlackRock	Impact	BlackRock Global Impact Dólar FIC FIA IE	4,617,085.49
Funds	JP Morgan Asset Management	ESG	JP Morgan ESG Emerging Markets Advisory FIA IE	23,084,649.62
Funds	JP Morgan Asset Management	ESG	JP Morgan ESG Emerging Markets Dólar Advisory FIA IE	13,367,225.04
Funds	Nordea Asset Management	ESG	Nordea Global Starts Advisory FIA IE	24,004,704.12
Funds	Nordea Asset Management	ESG	Nordea Global Starts Dólar Advisory FIC FIA IE	25,854,020.41
Funds	Morgan Stanley	ESG	Morgan Stanley Global Opportunities Dólar Adv FIC FIA IE	1,402,526,186.79
Funds	AXA Investment Managers	ESG	AXA Clean Economy Dólar Advisory FIC FIA IE	2,064,341.86
Funds	AXA Investment Managers	ESG	AXA Clean Economy Advisory FIC FIA IE	3,842,625.17
Funds	Wellington Management	ESG	Wellington US BDR Advisory Dólar FIC FIA BDR Nível I	9,128,881.19

94

Exhibits: Indicators Booklet

FN-IB-410a.2 (1) Number and (2) total value of investments and loans incorporating integration of environmental, social and governance (ESG) factors, by sector

Product category	Issuer/Manager	Approach	Product Name	Custody (12.31.2021)
Funds	Wellington Management	ESG	Wellington Emerging Market Development Advisory FIA IE	10,057,549.79
Funds	Nordea Asset Management	ESG	BB Asset Nordea Global Climate And Environment	6,819,152.56
Funds	Morgan Stanley	ESG	Morgan Stanley Global BDR Advisory FIC FIA BDR Nível I	12,673,136.86
Funds	XP Asset Management	ESG	Trend ESG Global Dólar FIM	106,188,271.38
Funds	XP Asset Management	ESG	Trend ESG Global FIM	471,985,701.56
Funds	MAG Investimentos	ESG	MAG Global Sustainable Dólar FIC FIM IE	127,525.39
Funds	Compass Group	ESG	Compass ESG Credit Selection FIC FIRF CP LP	55,247,825.87
Funds	SulAmérica Investimentos	ESG	SulAmérica Crédito ESG FIRF CP LP	2,771,876.12
Funds	Aviva	ESG	Aviva Investors Global Credit ESG Integrated Advisory	3,188,438.30
Funds	Aviva	ESG	Aviva Investors Global Credit ESG Integrated Dólar Advisory FIC FIM IE CP	245,301.44
Funds	XP Asset Management	ESG	Trend Energias Renováveis FIM	14,619,986.13
Funds	XP Asset Management	ESG	Trend Lideranças Femininas FIM	44,922,966.00
Funds	XP Asset Management	ESG	Trend Carbono Zero FIM	44,594,371.91
Funds	BlackRock	ESG	BlackRock ESG Multi-Asset Dólar Advisory FIC FIM IE	10,813,176.84
Funds	BlackRock	ESG	BlackRock ESG Multi-Asset Advisory FIC FIM IE	2,079,981.73
Funds	XP Asset Management	ESG	Trend Água Tech FIM	5,289,382.50
Funds	BlackRock	ESG	BlackRock Global Event Driven FIC FIM IE	72,753,212.69
Funds	Systematica Investments	ESG	Systematica Blue Trend Dólar Advisory FIC FIM IE	10,872,576.53
Funds	Systematica Investments	ESG	Systematica Blue Trend Advisory FIC FIM IE	33,486,133.30
Funds	Nordea Asset Management	ESG	Nordea Alfa 10 Advisory FIC FIM IE	31,561,758.32
Funds	Nordea Asset Management	ESG	Nordea Alfa 10 Dólar Advisory FIC FIM IE	12,817,739.76
Funds	Bridgewater	ESG	Bridgewater All Weather Sustainability Advisory FIC FIM IE	10,977,276.05
Funds	Bridgewater	ESG	Bridgewater All Weather Sustainability Dólar Advisory FIC FIM IE	11,994,689.78
Funds	JGP	ESG	JGP ESG Ações 100 Prev Icatu FIC FIA	16,755,710.34
Funds	JGP	ESG	JGP Ações 100 Prev XP Seg FIC FIA	16,186,276.05
Funds	Pandhora	ESG	Pandhora Long Bias ESG XP Seg FIC FIM FIE I	2,538,576.73
Funds	XP Advisory	ESG	XPA ESG FIC FIM	9,195,431.47
Funds	Vinci Partners	Impact	Trend PE III FIC FIRF	240,221,261.56
Funds	Vinci Partners	Impact	Vinci Impacto e Retorno Advisory FIP Mult	53,747,024.56
Funds	XP Asset Management	ESG	Trend ESG Brasil FIC FIA	2,543,902.52
Funds	EB Capital	Impact	EB Futuro Sustentável FIP Multiestratégia	2,385,919.06
Funds	EB Capital	Impact	EB FS FIP Classe 2 - Trend PE VII FIC	271,585,397.13
Funds	XP Asset Management	Impact	Trend ETF MSC EAFE ESG	66,974,507.30
Funds	XP Asset Management	Impact	Trend ETF MSCI EM ESG	27,404,736.20
Funds	XP Asset Management	Impact	Trend ETF MSCI US ESG	85,603,256.40

95

Exhibits: Indicators Booklet

FN-IB-410a.2 (1) Number and (2) total value of investments and loans incorporating integration of environmental, social and governance (ESG) factors, by sector

Product category	Issuer/Manager	Approach	Product Name	Volume Issued BRL (12/31/2021)
Bonds	JBS	ESG themed transaction	JBS	55,000,000
Bonds	JBS	ESG themed transaction	JBS	140,000,000
Bonds	JSL	ESG themed transaction	Movida	260,000,000
Bonds	JSL	ESG themed transaction	Movida	7,800,000,000
Bonds	Light	XP Internal Methodology	Light	3,345,900,000
Bonds	Rumo	ESG themed transaction	Rumo	845,000,000
CRA	Braskem	ESG themed transaction	Braskem	230,000,000
CRA	Cocal	XP Internal Methodology	Cocal	300,000,000
CRA	Cocal	XP Internal Methodology	Cocal / Bartira (Bridge)	480,000,000
CRA	FS Bio	XP Internal Methodology	FS Bio	249,999,993
CRA	JBS	ESG themed transaction	JBS	1,000,000,000
CRA	JF Citrus	ESG themed transaction	JF Citrus	500,000,000
CRA	M. Dias Branco	ESG themed transaction	M. Dias Branco	160,000,000
CRA	Mantiqueira Alimentos	XP Internal Methodology	Mantiqueira Alimentos	1,250,000,000
CRA	Neomille	ESG themed transaction	Neomille (Cerradinho)	1,414,401,154
CRA	Tereos	ESG themed transaction	Tereos	1,200,000,000
CRA	Usina Balbo	ESG themed transaction	Usina Balbo (SF)	142,000,000
CRA	Zilor	XP Internal Methodology	Açucareira Quatá (Zilor)	811,644,000
CRI	Allegra Pacaembu	XP Internal Methodology	Progen / Allegra	253,636,000
CRI	Bioma / Villa XP	ESG themed transaction	Bioma XP	347,809,000
CRI	Rede D'or	XP Internal Methodology	Rede D'or	500,000,000
Debenture	Aegea	XP Internal Methodology	Aegea	43,496,700,000
Debenture	Aegea	ESG themed transaction	Aegea - 9ª Emissão	480,000,000
Debenture	Cagece	XP Internal Methodology	Cagece	100,000,000
Debenture	CTG	XP Internal Methodology	Rio Paraná Energia (CTG)	4,712,142,500
Debenture	Echoenergia	XP Internal Methodology	Echoenergia	780,710,000
Debenture	Metrô Rio	ESG themed transaction	Metrô Rio	800,000,000
Debenture	Orizon	ESG themed transaction	Orizon	300,000,000
Debenture 12431	Echoenergia	ESG themed transaction	Serra do Mel (Echoenergia)	1,250,000,000
Debenture 12431	Jalles Machado	ESG themed transaction	Jalles Machado	2,515,001,500
Debenture 12431	Rota do Atlântico	XP Internal Methodology	Rota do Atlântico	720,736,000
Debenture 12431	Tereos	ESG themed transaction	Tereos	451,000,000
Debenture 12431	Tucano Holding	ESG themed transaction	Tucano Holding II	1,148,844,000
Debenture 12432	Sabesp	XP Internal Methodology	Sabesp	240,000,000

96

FN - CF - 220 a . 1 Number of account holders whose information is used for secondary purposes ; and FN - CF - 220 a . 2 Total amount of monetary losses as a result of legal proceedings associated with customer privacy Personal information collected through XP Group channels is used for the purposes set out in the Privacy Policy . We are not aware that this information is used for secondary purposes that were not previously consented to by the subjects . We had no monetary losses resulting from legal proceedings . 97

GRI Profile Indicators 102 - 8 Information about the employees and other workers Note : - XP Inc . does not have temporary employees (up to 6 months) or part - time employees (up to 4 hours) . - All reported service providers are temporary (up to 6 months) Total Number of Employees (Own Employees, Interns and Apprentices) 2019 2020 2021 2,429 3,650 6,193 102 - 8 2020 2021 Gender Men Women Total Men Women Total Monthly Employees 2,640 913 3,553 3,987 1,975 5,962 Hourly workers 0 0 0 0 0 0 Trainees 0 0 0 0 0 0 Total Own Employees 2,640 913 3,553 3,987 1,975 5,962 Interns and Summer Students 53 35 88 132 88 220 Apprentices 2 7 9 2 9 11 Total Interns and Apprentices 55 42 97 134 97 231 Temporary 406 226 632 717 534 1,251 Total Service Providers 406 226 632 717 534 1,251 Own Employees, Interns and Apprentices 2,695 955 3,650 4,121 2.072 6,193 Service Providers 406 226 632 717 534 1,251 Overall Total 3,101 1,181 4,282 4,838 2.606 7,444 98

102 - 10 Significant changes in the organization and supply chain On November 26 , 2020 , Itaú Unibanco announced to the market that the spin - off with XP Inc . was approved, through the spin - off of its shares (about 41 % of the company's capital on September 30 , 2020 ) to the vehicle XPart , merged on May 31 , 2021 . On February 1 , 2021 , we publicly announced our intent to merge XPart with XP Inc . , to improve our corporate governance and capital structure to shareholder level . On October 1 , 2021 , the spin - off event with Itaú Unibanco was carried out through the approval of the merger of XPart with XP Inc . , whereby 225 , 796 , 528 Class A shares were issued, including as BDRs, to shareholders of XPart . On October 4 , 2021 , our BDRs started to be traded on B 3 , under the ticker "XPBR 31 ," and we started to have a shareholding base of more than 200 , 000 institutional investors and individuals . 102 - 32 Role played by the highest governance body in sustainability reporting Sustainability is incorporated into the corporate strategy through a consolidated corporate governance structure that is integrated with our objectives . At Board of Directors level, the Executive Board and the ESG Committee assist the Board in fulfilling its oversight responsibilities in relation to sustainability, operations/systems, operational resilience, as well as related structures and processes . Annually, the Integrated Report is prepared by the ESG Executive Board and submitted for approval by the Disclosure Committee, a governance body that approves statements and assesses external positioning and sectoral guidelines aimed at the relationship with XP Inc . Investor . 102 - 33 Communicating Critical Concerns XP Inc . is concerned to disclose material information relating to its business consistently, completely and fairly, according to requirements of the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers Automat Quotations ("NASDAQ") and applicable legislation . It is the policy of XP Inc . that all disclosures made by the Company to bond holders, the investor community or the press ( i ) are accurate and complete, (ii) fairly present the financial condition and operating results and business of XP Inc . in all material aspects, and (iii) are made in a timely manner, as required by the SEC, NASDAQ and applicable law . XP Inc . adopted the Disclosure Controls and Procedures Policy to ensure that information required to be disclosed by the Company in reports submitted to the SEC under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the period specified by that regulatory institution . All employees are expected to comply with the Disclosure Controls and Procedures Policy, and failure to do so subjects the employee to disciplinary action and may be grounds for dismissal . Employees are encouraged to report possible violations of this Policy to the Investor Relations Area or through the Confidential 99

201 - 1 Direct economic value generated and distributed (DVA) XP Inc . and subsidiaries Statement of value added for the years ended December 31 , 2019 , and 2021 (unaudited) (In thousands of reais) Breakdown of value added (BRL/million) 2019 2020 2021 DIRECT ECONOMIC VALUE GENERATED Revenue Provision of services (gross of taxes) 3,958,03 6 5,502,592 6,801,679 Result of operations with financial instruments 1,560,15 5 3,208,894 5,997,072 Other net operating revenues (expenses) 153,357 171,053 324,354 Reversal (supplementation) of the allowance for doubtful accounts (9,410) (55,564) (92,560) Total Revenues 5,662,13 8 8,826,975 13,030,54 5 Inputs acquired from third parties Operating Costs (1,751,76 5) (2,780,27 4) (3,657,59 2) Communication and data processing (266,628) (419,246) (327,522) Loss and recovery of assets values (10,265) (52,102) (4,377) Gross value added 3,633,48 0 5,575,353 9,041,054 Depreciation and Amortization (91,160) (143,262) (231,730) Net value added produced 3,542,32 0 5,432,091 8,809,324 Value added received from transfer Equity accounting - 862 (7,710) Total value added received from transfer - 862 (7,710) Total value added to be distributed 3,542,32 0 5,432,953 8,801,614 100

Breakdown of value added (BRL/million) 2019 2020 2021 DISTRIBUTION OF VALUE ADDED Personnel and charges 1,194,340 1,944,051 3,283,457 Direct compensation 408,394 846,742 1,416,247 Employees' profit sharing 645,992 807,640 1,362,046 Benefits 47,457 75,302 130,187 Social security charges 88,960 208,151 358,878 Other 3,537 6,216 16,099 Taxes, fees, and contributions 1,163,521 1,336,787 1,773,467 Federal 874,029 934,523 1,128,707 State 2,314 325 2,516 Municipal 147,767 205,462 259,053 Deferred taxes 139,411 196,477 383,191 Compensation on third - parties capital 94,975 70,626 152,230 Financial expenses 84,400 52,671 135,732 Rents 10,575 17,955 16,498 Compensation on equity 1,089,484 2,081,489 3,592,460 Non - controlling shareholder's interests 9,000 5,059 3,044 Retained earnings (losses) of shareholders 1,080,484 2,076,430 3,589,416 Distributed value added 3,542,320 5,432,953 8,801,614 101 201 - 1 Direct economic value generated and distributed (DVA)

204 - 1 Proportion of expenses with local vendors The proportion of XP Inc . 's 2021 spending with suppliers was as follows : It should be noted that we prioritize local suppliers, especially our main office, in terms of business and employees, located in São Paulo . 205 - 3 Confirmed cases of corruption and adopted measures We had no adverse judgments related to the duty of care by XP Group representatives, nor cases of mediation and arbitration in which professional integrity was the subject of analysis . São Paulo 83.80% Rio de Janeiro 5.00% Minas Gerais 1.70% 2020 2021 Total number of confirmed cases where own employees were punished or fired 0 0 Termination or non - renewal of contracts with partners 0 0 Involvement in investigations and/or legal proceedings for possible involvement in corruption cases 0 0 Total number of confirmed cases of corruption 0 0 102

Exhibits: Indicators Booklet

Environmental Performance

302-1 Energy consumption within the organization*

	2019	2020	2021
Energy (kWh)	2,460,756	2,159,384	1,641,476

*Data consider energy consumed in our offices located in Brazil, including São Paulo, Rio de Janeiro, and Belo Horizonte. Energy sources: mostly large hydroelectric plants, around 30% of the common areas of the Belo Horizonte office use photovoltaic energy.

303-3 Water consumption by source*

	2019	2020	2021
Water (m3)	9,319	4,080	3,003
Sewage (m3)	8,749	3,911	2,771

*Data consider water and sewage from our main office, which includes most of our operations, located at Av. Chedid Jafet, 75 - Torre Sul - Vila Olímpia, São Paulo – SP.

305-1, 305-2, and 305-3 Greenhouse gas emissions

	2019	2020	2021
Scope 1 (tCO2e)	2,649.96	5.083,73	2.927,44
Scope 2 (tCO2e)	245.08	221.13	270.48
Scope 3 (tCO2e)*	3,613.77	2,010.44	2,660.27
Greenhouse gas emissions (tCO2e)	6,508.81	7,315.30	5,858.19

*Calculation of scope 3 considered: effluent treatment, treatment of solid waste, employee commuting, business trips by aircraft, business trips with a rental car, taxi cab and mobility applications, upstream services and home office.

103

306 - 2 Waste by type and disposal method* *Data consider waste generated in our main office, which includes most of our operations, located at Av . Chedid Jafet , 75 - Torre Sul - Vila Olímpia , São Paulo – SP . 308 - 1 and 308 - 2 New suppliers selected based on environmental criteria and negative environmental impacts on the supply chain and actions taken 2019 2020 2021 Non - Hazardous Waste ( 100 L Bag) 48,355 17,323 22,691 Recycling 25,315 9,025 14,563 Organic (Landfill) 23,040 8,298 8,128 2020 2021 Number of suppliers classified as critical, i.e. suppliers that generate potential or actual negative impact 34 11 What are the main potential or actual negative impacts generated by these suppliers Degrading work in the value chain and sensitive inputs, relationship with deforestation Companies where the sector has greater potential for degrading work in the value chain or deforestation. Total number of suppliers submitted to environmental impact assessments 0 1883 Percentage of suppliers submitted to environmental impact assessments 0% 100% Number of new suppliers selected based on environmental criteria - 1261 Percentage of new suppliers selected based on environmental criteria 0% 100.00% Number of suppliers with whom improvements were agreed as a result of these assessments - 1 Number of suppliers with whom the relationship was terminated due to these issues - 1 104

Social Performance 401 - 1 Turnover Own employees who left their job during the period covered by the report By Gender 2018 2019 2020 2021 Female 133 116 147 245 Male 342 367 469 656 By Age Group 2018 2019 2020 2021 Under 30 years old 288 239 305 344 Between 30 and 50 years of age 177 238 290 535 Aged 50 + years 10 6 21 16 By region 2018 2019 2020 2021 Brazil 475 483 580 855 Other countries - - 36 40 2020 2021 Layoffs due to the COVID - 19 pandemic Zero Zero 105

New own employees hired during the reporting period By Gender 2018 2019 2020 2021 Female 208 264 521 1335 Male 640 905 1190 2035 By Age Group 2018 2019 2020 2021 Under 30 years old 349 518 762 1587 Between 30 and 50 years of age 488 635 931 1721 Aged 50 + years 11 16 18 45 By region 2018 2019 2020 2021 Brazil 794 1140 1694 3346 Other countries 54 29 17 24 2020 2021 Gender Age Group Gender Age Group Men Women Under 30 years old Betwee n 30 and 50 years of age Aged 50+ years Men Women Under 30 years old Betwee n 30 and 50 years of age Aged 50+ years Hired Employees 1,190 521 762 931 18 2,035 1335 1587 1721 45 Employees 2,695 955 1,477 2,125 48 4,838 2606 2,657 3,359 84 Termination 469 147 305 290 21 656 245 344 535 16 New hire rate 44.20% 54.60% 51.60% 43.80% 37.50% 42.06% 51.23% 59.73% 51.24% 53.57 % Turnover 17.40% 15.40% 20.60% 13.60% 43.80% 13.56% 9.40% 12.95% 15.93% 19.05% 106 401 - 1 Turnover

404 - 1 Average hours of training per year per employee 405 - 1 Diversity in governance bodies and employees 2020 2021 Consolidated (h) 17,238 66,265 Hours - Onboarding Training (new employees) 4,806 36,102 Hours - Leadership Training (XP leaders) 3,721 15,256 Hours - Regulatory Training (all employees) 8,711 14,907 2020 2021 Average (h) Onboarding Training (new employees) 2.7 10.9 Average (h) Leadership Training (XP leaders) 5.6 14.7 Average (h) Regulatory Training (all employees) 2.4 2.2 Breakdown of the Organization's Minority Groups 2020 2021 Employees aged 50 + years 48 1% 84 1% Women 955 26% 2,060 33% Composition of the Executive Board - Gender 2020 2021 Male 15 94% 12 92% Female 1 6% 1 8% Composition of the Executive Board - Age Group 2020 2021 Under 30 years old 0 0% 0 0 Between 30 and 50 years of age 15 94% 12 92% Aged 50 + years 1 6% 1 8% 107

Composition of the Board of Directors - Gender 2020 2021 Male 11 92% 11 92% Female 1 8% 1 8% Composition of the Board of Directors - Age Group 2020 2021 Under 30 years old 0 0% 0 0% Between 30 and 50 years of age 9 75% 10 83% Aged 50 + years 3 25% 2 17% Positions Age Group Gender - 30 years 30 to 50 years 50 + years Men Women Chairman/Officer 0% 94% 6% 92% 8 % Superintendent/VP 4% 90% 6% 83% 17 % Manager / General Manager 6% 93% 1% 59% 41 % coordinator/consultant 22% 77% 1% 67% 33 % Technician/Analyst/Supervisor 44% 55% 1% 69% 31 % Operational 64% 32% 4% 0% 0 % Intern 99% 1% 0% 72% 28 % Apprentice 100% 0% 0% 60% 40 % Total Employees 40% 58% 1% 66% 34% 108 405 - 1 Diversity in governance bodies and employees

Race/color* 2020 2021 White 74.6% 71.4% Black 17.6% 19.9% % of census respondents (compared to total number of employees) 58% 72% Total respondents 2,117 4,267 Total employees (when the census was carried out) 3,650 5,926 *Numbers are based on a census on the diversity of internal employees (not considering service providers) carried out in December 2020 and October 2021 (self - reporting) . 109 405 - 1 Diversity in governance bodies and employees

408 - 1 and 409 - 1 Operations and suppliers with significant risk of child labor and forced or compulsory labor Suppliers and operations identified as having a significant risk of child labor (2021) Number of operations with risk of child labor 1 . 6 % of total Active Customers Number of operations with risk of having workers exposed to hazardous work 0 . 5 % of total Active Customers Number of suppliers with risk of child labor 0 . 5 % of the total Active Suppliers Measures taken by the organization during the reporting period to contribute to the elimination of all forms of child labor Since 2020 , we have developed a social environmental risk assessment process for credit transactions, reinforcing our diligence on the topic of child labor . Additionally, we formalized the impediment to any level of relationship with companies that maintain practices of exploitation of child labor in our List of Prohibited Activities . 110

414 - 1 and 414 - 2 New suppliers selected based on social criteria and negative social impacts on the supply chain and actions taken Suppliers and operations identified as having a significant risk of forced or slave - similar labor (2021) Number of operations with risk of forced or slave - similar labor 2 . 9 % of the total Active Customers Number of suppliers with risk of forced or slave - similar labor 0 . 9 % of the total Active Suppliers Measures taken by the organization during the reporting period to contribute to the elimination of all forms of forced or slave - similar labor Since 2020 we have developed a social environmental risk assessment process for credit transactions, reinforcing our diligence on the topic of slave labor . We formalized the impediment to any level of relationship with companies that maintain practices of exploitation of child labor in our List of Prohibited Activities . Additionally, we carry out weekly monitoring of the Slave Labor Dirty List (MTE) to verify new entries and exits . Assessment of Impacts on Human Rights 2020 2021 Number of suppliers classified as critical, i.e. suppliers that generate potential or actual negative impact 12 8 What are the main potential or actual negative impacts generated by these suppliers Degrading work in the value chain Companies where the sector has greater potential for degrading work in the value chain 111 408 - 1 and 409 - 1 Operations and suppliers with significant risk of child labor and forced or compulsory labor

Assessment of Impacts on Human Rights 2020 2021 Total number of suppliers submitted to human rights impact assessments (Assessments can be informed by audits, contractual reviews, documentation review at certification times, certification updates, involvement of both parties and complaints and complaint mechanisms) 0 1883 Percentage of suppliers submitted to human rights impact assessments 0% 100% Number of new suppliers selected based on human rights criteria Human rights criteria may include: - Child labor - Discrimination - Forced or slave - like labor - Indigenous rights - 1261 Percentage of new suppliers selected based on human rights criteria 0% 100% Total number of suppliers submitted to human rights impact assessments (Assessments can be informed by audits, contractual reviews, documentation review at certification times, certification updates, involvement of both parties and complaints and complaint mechanisms) 0 1883 Percentage of suppliers submitted to human rights impact assessments 0% 100% Assessment of Impacts on Labor Practices 2020 2021 Number of suppliers classified as critical, i.e. suppliers that generate potential or actual negative impact 12 8 What are the main potential or actual negative impacts generated by these suppliers Degrading work in the value chain Companies where the sector has greater potential for degrading work in the value chain 112 414 - 1 and 414 - 2 New suppliers selected based on social criteria and negative social impacts on the supply chain and actions taken

Assessment of Impacts on Labor Practices 2020 2021 Total number of suppliers submitted to labor practice impact assessments (Assessments may be informed by audit results, contractual reviews, involvement of both parties and complaint and complaint mechanisms) Labor criteria may include: Employment practices; Health and safety practices; Number of Incidents (oral, psychological, physical, sexual abuse, coercion or harassment); Salaries and compensation and Working Hours - 116 Percentage of suppliers submitted to labor practice impact assessments 0% 6% Assessment of Impacts on Society 2020 2021 Number of suppliers classified as critical, i.e. suppliers that generate potential or actual negative impact 22 11 What are the main potential or actual negative impacts generated by these suppliers Sensitive input, relationship with deforestation Companies where the sector has greater potential for degrading work in the value chain or deforestation. 113 414 - 1 and 414 - 2 New suppliers selected based on social criteria and negative social impacts on the supply chain and actions taken

418 - 1 Proven complaints concerning breaches of customer privacy and loss of customer data Assessment of Impacts on Labor Practices 2020 2021 Total number of suppliers submitted to impact on society assessments (This assessment is mainly linked to impacts on local society, community) - 1883 Percentage of suppliers submitted to impact on society assessments 0% 100% Number of new suppliers selected based on impact on society criteria - 1261 Percentage of new suppliers selected based on impact on society criteria 0% 100% Number of suppliers with whom improvements were agreed as a result of these assessments - 0 Number of suppliers with whom the relationship was terminated due to these issues - 1 Total number of proven complaints regarding breaches of customer privacy, categorized by : 2021 i . Complaints received from external parties and proven by the organization : Total Complaints : 42 Recurring complaints (same subject complaining at other times) : 15 Total number of requests received from data subjects : 25.902 (directly from subject, queries and complaints) ii . Complaints from regulatory agencies : 0 Total number of leaks, thefts or losses of customer data that have been identified : 0 If the organization has not identified any proven complaints, a brief statement to that effect will suffice . N/A 114 414 - 1 and 414 - 2 New suppliers selected based on social criteria and negative social impacts on the supply chain and actions taken

Exhibits: Indicators Booklet

Financial Statements

Managerial Income Statement (in BRL Million)	FY21	FY20	YoY
Total Gross Revenue	12,799	8,711	47%
Retail	9,864	6,271	57%
Institutional	1,277	1,210	6%
Issuer Services	1,043	688	52%
Digital Content	99	130	-24%
Other	516	413	25%
Net Revenue	12,077	8,152	48%
COGS	(3,523)	(2,701)	30%
As % of Net Revenue	(29.2%)	(33.1%)	4.0 p.p
Gross profit	8,554	5,451	57%
Gross margin	70.8%	66.9%	4.0 p.p
SG&A	(3,770)	(2,585)	46%
Share Based Compensation[1]	(594)	(250)	138%
EBITDA	4,190	2,616	60%
EBITDA Margin	34.7%	32.1%	2.6 p.p
Adjusted EBITDA	4,848	2,918	66%
Adjusted EBITDA Margin	40.1%	35.8%	4.3 p.p
D&A	(232)	(143)	62%
EBIT	3,958	2,473	60%
Interest Expense on Debt	(136)	(53)	158%
Share of profit or (loss) in joint ventures and associates	(8)	1	-994%
Taxable Equivalent Adjustments[2]	567	336	69%
EBT (taxable equivalent)	4,382	2,757	59%
Tax Expense (Normalized)	(789)	(676)	17%
Effective tax rate (Normalized)	(18.0%)	(24.5%)	6.5 p.p
Net Income	3,592	2,081	73%
Net Margin	29.7%	25.5%	4.2 p.p
Adjustments	411	189	118%
Adjusted Net Income	4,003	2,270	76%
Adjusted Net Margin	33.1%	27.8%	5.3 p.p

Notes: (1) A portion of total Share-Based Compensation is related to IFAs and allocated in COGS. (2) Tax adjustments are related to tax withholding expenses that are recognized net in our gross revenue

115

FY21 FY20 YoY Accounting Income Statement (in BRL Million) Net revenue from services rendered 6,196 5,016 24% Brokerage Commission 2,465 2,140 15% Securities Placement 1,917 1,430 34% Management fees 1,490 1,224 22% Insurance brokerage fees 133 113 18% Educational services 71 118 - 40% Banking Fees 193 90 114% Other services 532 387 37% Taxes and contributions on services (605) (486) 25% Net Income from financial instruments at amortized cost and at fair value through other comprehensive income (1,559) 183 - 950% Net Income from financial instruments at fair value through profit or loss 7,440 2,952 152% Total revenue and income 12,077 8,152 48% Operating costs (3,430) (2,645) 30% Selling Expenses (227) (135) 69% Administrative expenses (4,693) (3,014) 56% Other operating revenues/(expenses), net 324 171 90% Expected credit losses (93) (56) 67% Interest expense on debt (136) (53) 158% Share of profit or (loss) in joint ventures and associates (8) 1 - 994% Income before income tax 3,815 2,421 58% Income tax expense (223) (340) - 34% Effective Tax Rate (5.8%) (14.0%) 8.2 p.p Net income for the period 3,592 2,081 73% 116

Balance Sheet (in BRL million) Assets FY21 FY20 YoY Availability 2,486 1,955 27% Financial assets 127,74 5 9,191 42% Fair value through profit or loss 69,124 57,149 21% Securities 58,180 49,590 17% Derivative financial instruments 10,944 7,559 45% Fair value through other comprehensive income 32,332 19,039 70% Securities 32,332 19,039 70% Evaluated at amortized cost 26,289 14,002 88% Securities 2,239 1,829 22% Securities purchased under agreements to resell 8,895 6,627 34% Securities trading and intermediation 1,406 1,052 34% Accounts receivable 469 506 - 7% Loan operations 12,820 3,918 227% Other financial assets 462 70 560% Other assets 4,688 1,761 166% Recoverable Taxes 153 128 20% Rights - of - use assets 285 183 55% Prepaid expenses 3,983 1,394 186% Other 268 57 372% Deferred tax assets 1,273 505 152% Investments in associates and joint ventures 2,013 700 188% Property and equipment 314 204 54% Goodwill & Intangible Assets 821 714 15% Total Assets 139,34 0 96,029 45% Liabilities FY21 FY20 YoY Financial liabilities 91,358 70,601 29% Fair value through profit or loss 14,573 10,057 45% Securities 2,665 2,237 19% Derivative financial instruments 11,908 7,819 52% Evaluated at amortized cost 76,785 60,544 27% Securities sold under repurchase agréments 26,281 31,839 - 17% Securities trading and intermediation 15,598 20,303 - 23% Financing instruments payable 24,429 5,552 340% Accounts payable 868 860 1% Borrowings 1,929 284 579% Other financial liabilities 7,680 1,706 350% Other liabilities 33,534 14,522 131% Social and statutory obligations 1,022 667 53% Tax and social security obligations 550 436 26% Private Pension Liabilities 31,921 13,388 138% Provisions and contingent liabilities 29 20 49% Other 11 11 - 1% Deferred tax liabilities 29 8 246% Total Liabilities 124,92 1 85,132 47% Equity attributable to owners of the parent company 14,417 10,895 32% Issued capital 0 0 0% Capital reserve 14,923 10,664 40% Other comprehensive income (335) 231 - 245% Treasury (172) - n.a. Retained earnings - - n.a. Non - controlling interest 3 3 - 7% Total Shareholders' Equity 14,420 10,898 32% Total Liabilities and Shareholders' Equity 139,34 0 96,029 45% 117

Reconciliation of Adjusted Net Income (in BRL million ) FY21 FY20 YoY Net Income 3,592 2,081 73% (+) Share Based Compensation 658 293 124% (+) Offering Expenses - 8 - 100% (+/ - ) Taxes (247) (113) 119% Adjusted Net Income 4,003 2,270 76% Reconciliation of Adjusted EBITDA (in BRL million ) FY21 FY20 YoY EBITDA 4,190 2,616 60% (+) Share Based Compensation 658 293 124% (+) Offering Expenses - 8 - 100% Adjusted EBITDA 4,848 2,918 66% 118

FY21 FY20 Cash flow (in BRL million) Income before income tax 3,815 2,421 Adjustments to reconcile income before income tax 1,607 564 Income tax paid (784) (519) Contingencies paid (3) (2) Interest paid (81) (71) Changes in working capital assets and liabilities (112) 861 Adjusted net cash flow from (used in) operating activities, excluding net cash from (used in) securities, repos, derivatives and banking activities 4,443 3,254 Net cash flow from (used in) securities, repos, derivatives and banking activities (5,543) (485) Brazilian Government Bonds (Assets) 2,717 (32,059) Securities from Private Pension Liabilities (18,577) (9,645) Other securities (assets and liabilities) (6,045) (1,251) Derivative financial instruments (assets and liabilities) 675 1,024 Securities trading and intermediation  (assets and liabilities) (5,086) 10,605 Securities purchased (sold) under resale (repurchase) agreements (7,827) 19,063 Loan operations (8,919) (3,925) Market Funding operations 1,906 5,127 Private Pension Liabilities 18,533 9,629 Foreign Exchange Portfolio (assets and liabilities) 67 21 Credit Card operations (liabilities) 2,472 51 Other activities 1,540 875 Adjusted net cash flows from/(used in) operating activities (1,101) 2,769 Adjusted net cash flow used in investing activities (3,573) (1,840) Investments in IFA’s Network (2,423) (1,258) Acquisition of PP&E and Intangibles (353) (292) Investments/Acquisitions in associates and subsidiaries (798) (290) Adjusted net cash flow from /(used in) financing activities 6,142 789 119

I. International <IR> Framework Content Elements Chapters of XP Inc. Integrated Report 4A. Organizational Overview and External Environment Organizational Overview, p. 4 4B. Governance, Governance, p. 66 4C. Business Model XP Inc., p. 17 4D. Risks and Opportunities Risks and Opportunities, p. 82 4E. Strategy and Resource Allocation Our Strategy, p. 25 4F. Performance Our Performance, p. 46 4G. Outlook Our Strategy, p. 25 4H. Basis of preparation and presentation About this Report, p. 3 120

Summary of Methodologies

II. Sustainability Accounting Standards Board (SASB)

Indicator	Information/Page	Omission
FN-EX-510a.2 Discussion of processes to identify and assess conflicts of interest	Ethics and Corporate Policies, p. 74	
FN-EX-550a.3 Description of efforts to prevent technology errors, security breaches, and market disruptions	Focus on the Client, p. 25 Data Privacy and Information Security, p. 76 Exhibits: Indicators Booklet, p. 96	
FN-EX-410a.4 Description of the policy encouraging or requiring listed companies to publicly disclose environmental, social and governance (ESG) information	ESG Governance, p. 53	
FN-AC-270a.3 Description of approach to inform customers about products and services	Focus on the Client, p. 25	
FN-AC-510a.1 Total amount of monetary losses as a result of lawsuits associated with fraud, insider trading, antitrust, anticompetitive behavior, market rigging, bad practice, other financial industry laws or regulations.	Exhibits: Indicators Booklet, p. 93	
FN-AC-510a.2 Description of Policies and Procedures for whistleblowers	Ethics and Corporate Policies, p. 74	
FN-IB-330a.1 Percentage of gender and racial/ethnic group representation in (1) executive management, (2) non-executive management, (3) professionals, and (4) all other employees.	Reported in the GRI 405-1 indicator, see GRI indicators booklet, p. 107	
FN-IB-410a.2 (1) Number and (2) total value of investments and loans incorporating integration of environmental, social and governance (ESG) factors, by sector	Exhibits: Indicators Booklet, p. 93	
FN-IB-410a.3 Description of approach to incorporate environmental, social and governance (ESG) factors into investment banking and brokerage activities	ESG Performance, p. 49	
FN-IB-510b.1 (1) Number and (2) percentage of employees with a record of investment-related investigations, consumer-initiated complaints, private civil litigation, or other regulatory proceedings.	Zero	
FN-IB-510b.2 Number of mediation and arbitration cases associated with professional integrity, including duty of care, on the part of	Zero	
FN-IB-510b.3 Total value of monetary losses as a result of legal proceedings associated with professional integrity, including duty of care.	Zero	
FN-CB-410a.2 Description of approach to incorporate environmental, social and governance (ESG) factors into credit analysis.	Risk Management, p. 84	
FN-CF-220a.1 Number of account holders whose information is used for secondary purposes	Exhibits: Indicators Booklet, p. 97	
FN-CF-220a.2 Total amount of monetary losses as a result of legal proceedings associated with customer privacy, Customer Privacy	Exhibits: Indicators Booklet, p. 97	

121

Summary of Methodologies

III. Global Reporting Initiative (GRI)

GENERAL DISCLOSURES

Organizational Profile

Indicator	Disclosure	Information/Page	Omission
GRI 102: General Disclosures	**102-1** Organization name	Our History, p. 17 Our Business Model, p. 20	
	102-2 Activities, brands, products and services	Our History, p. 17 Our Business Model, p. 20 ESG Products and Services, p. 54	
	102-3 Headquarters location	XP Inc. is organized in the Cayman Islands and is listed on the Nasdaq, in the U.S. Our corporate main office is located in Rio de Janeiro and our main office, which includes the major part of our operations, is located in São Paulo.	
	102-4 Location of operations	Our main operation is located in Brazil, but XP Inc. has operations around the world, with offices in New York and Miami. As a consequence of the COVID-19 pandemic, most of our employees are working remotely. Based on thorough assessments of the well-being and performance of our workforce, on September 11, 2020 our Management announced the permanent adoption of company-wide home office model.	
	102-5 Nature of ownership and legal form	XP Inc. is a publicly-held corporation listed on the Nasdaq.	
	102-6 Served markets	Highlights of the Year, p. 7 Our Business Model, p. 20	
	102-7 Size of the organization	Highlights of the Year, p. 7 Our Business Model, p. 20	
	102-8 Information about employees and workers	Exhibits: Indicators Booklet, p. 98	
	102-9 Supply chain	Suppliers, p. 81	
	102-10 Significant changes in the organization and supply chain	ESG Governance, p. 53 Exhibits: Indicators Booklet, p. 99	
	102-11 Approach or precaution principle	Risk Management, p. 84 Social Environmental and Climate Risk, p. 85	
	102-12 Initiatives developed externally	Voluntary Commitments, p. 16	
	102-13 Participation in associations	Participation in projects or commissions: ANBIMA (GT Revision ASG Funds Seal), FEBRABAN (Commission for Social Environmental and Sustainability Responsibility, PCAF (Partnership for Carbon Accounting Financials) and three specific Working Groups) and ABBC (coordinators of the Social and Environmental Risk Commission). Considers strategic participation: ANBIMA, FEBRABAN, ABBC, PRI, UN Global Pact, UN Women, CDP, PCAF, Financial Innovation Lab.	

122

III. Global Reporting Initiative (GRI) Strategy Indicator Disclosure Information/Page Omission GRI 102: General Disclosures 102 - 14 Senior decision maker statement Message from Leadership, p. 4 102 - 15 Main impacts, risks and opportunities Message from Leadership, p. 4 Risk Management, p. 83 Social Environmental and Climate Risk , p. 84 Ethics and Integrity Indicator Disclosure Information/Page Omission GRI 102: General Disclosures 102 - 16 Values, principles, standards and behavior rules Culture, Values and Purpose, p. 10 102 - 17 Advice mechanism and ethics concerns Ethics and Corporate Policies, p. 73 Governance Indicator Disclosure Information/Page Omission GRI 102: General Disclosures 102 - 18 Governance Structure Corporate Governance, p. 68 102 - 19 Delegation of Authority Corporate Governance, p. 68 ESG Governance, p. 53 102 - 20 Executive - level responsibility for economic, environmental and social topics Corporate Governance, p. 68 ESG Governance, p. 53 102 - 21 Consultation with stakeholders on economic, environmental and social topics Materiality, p. 14 102 - 22 Composition of the highest governance body and its committees Board of Directors, p. 69 102 - 23 Chairman of the highest governance body Board of Directors, p. 69 123

III. Global Reporting Initiative (GRI) Governance Indicator Disclosure Information/Page Omission GRI 102: General Disclosures 102 - 18 Governance Structure Corporate Governance, p. 68 102 - 19 Delegation of Authority Corporate Governance, p. 68 ESG Governance, p. 53 102 - 20 Executive - level responsibility for economic, environmental and social topics Corporate Governance, p. 68 ESG Governance, p. 53 102 - 21 Consultation with stakeholders on economic, environmental and social topics Materiality, p. 14 102 - 22 Composition of the highest governance body and its committees Board of Directors, p. 69 102 - 23 Chairman of the highest governance body Board of Directors, p. 69 Engagement and Stakeholders Indicator Disclosure Information/Page Omission GRI 102: General Disclosures 102 - 40 List of stakeholder groups Materiality, p. 14 102 - 41 Agreements in collective bargaining All employees who receive a salary in Brazil. 102 - 41 Identification and selection of stakeholders Materiality, p. 14 Positive Impact, p. 40 102 - 43 Approach to stakeholder engagement Materiality, p. 14 Positive Impact, p. 40 102 - 44 Main topics and concerns raised Materiality, p. 14 Positive Impact, p. 40 124

Summary of Methodologies

III. Global Reporting Initiative (GRI)

Reporting Practices			
Indicator	**Disclosure**	**Information/Page**	**Omission**
GRI 102: General Disclosures	102-45 Entities included in the consolidated financial statements	**Direct Subsidiaries**	
		XP Investimentos S.A.	BR
		Indirect Subsidiaries	
		Antecipa S.A.	BR
		Banco XP S.A.	BR
		Carteira Online Controle de Investimentos Ltda.	BR
		DM10 Corretora de Seguros Ltda.	BR
		Infostocks Informações e Sistemas Ltda.	BR
		Instituto de Gestão e Tecnologia da Informação Ltda.	BR
		Tecfinance Informática e Projetos de Sistemas Ltda.	BR
		Track Índices Consultoria Ltda.	BR
		XChange Intermediação S.A.	BR
		XP Advisory Gestão Recursos Ltda.	BR
		XP Allocation Asset Management Ltda.	BR
		XP Comercializadora de Energia Ltda.	BR
		XP Controle 3 Participações S.A.	BR
		XP Controle 4 Participações S.A.	BR
		XP Corretora de Seguros Ltda.	BR
		XP Distribuidora de Títulos e Valores Mobiliários Ltda.	BR
		XP Eventos Ltda.	BR
		XP Finanças Assessoria Financeira Ltda.	BR
		XP Gestão de Recursos Ltda.	BR
		XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.	BR
		XP LT Gestão de Recursos Ltda.	BR
		XP PE Gestão de Recursos Ltda.	BR
		XP Vida e Previdência S.A.	BR
		XP Vista Asset Management Ltda.	BR
		XPE Infomoney Educação Assessoria Empresarial e Participações Ltda.	BR
		XP Holding UK Ltd	UK
		XP Investments UK LLP	UK
		XP Advisory US	US
		XP Holding International LLC	US
		XP Investments US, LLC	US

125

III. Global Reporting Initiative (GRI) Reporting Practices Indicator Disclosure Information/Page Omission GRI 102 : General Disclosures 102 - 46 Defining the content of the report and topic boundaries Materiality, p. 14 102 - 47 List of relevant topics Materiality, p. 14 102 - 48 Reformulation of information The ESG Report became an Integrated Report, considering the <IR> Framework of the International Integrated Reporting Council (IIRC). 102 - 49 Changes to the report The ESG Report became an Integrated Report, considering the <IR> Framework of the International Integrated Reporting Council (IIRC). 102 - 50 Reporting period Introduction to the Report, p. 3 102 - 51 Date of most recent report Published on May 5, 2022. 102 - 52 Reporting cycle Introduction to the Report, p. 3 102 - 53 Contact for questions about the report Introduction to the Report, p. 3 102 - 54 Option according to GRI Standards Introduction to the Report, p. 3 102 - 55 Summary of GRI contents Summary of Methodologies, p. 122 102 - 56 External assurance It did not undergo an external assurance process. 126

Summary of Methodologies

III. Global Reporting Initiative (GRI)

Relevant Topics

Economic Performance

Indicator	Disclosure	Information/Page	Omission
GRI 103: Management Approach	103-2 Management approach and its components	Focus on the Client, p. 25	
	103-3 Evolution of the management approach	Focus on the Client, p. 25	
GRI 201: Economic Performance	201-1 Direct economic value generated and distributed	Focus on the Client, p. 25 Exhibits: Indicators Booklet, p. 100	

Indirect Economic Impacts

Indicator	Disclosure	Information/Page	Omission
GRI 103: Management Approach	103-2 Management approach and its components	Suppliers, p. 81 Risk Management, p. 84	
	103-3 Evolution of the management approach	Suppliers, p. 81 Risk Management, p. 84	
GRI 203: Indirect Economic Impacts	203-1 Investments in infrastructure and services offered	Focus on the Client, p. 81	

Purchasing Practices

Indicator	Disclosure	Information/Page	Omission
GRI 103: Management Approach	103-2 Management approach and its components	Suppliers, p. 81	
	103-3 Evolution of the management approach	Suppliers, p. 81	

Anti-corruption

Indicator	Disclosure	Information/Page	Omission
GRI 103: Management Approach	103-2 Management approach and its components	Ethics and Corporate Policies, p. 74	
	103-3 Evolution of the management approach	Ethics and Corporate Policies, p. 74	
GRI 205: Anti-corruption	205-2 Communication and training in anti-corruption policies and procedures	Ethics and Corporate Policies, p. 74	
	205-3 Confirmed cases of corruption and adopted measures	0 Cases. Exhibits: Indicators Booklet, p. 102	

127

Environmental Performance Energy Indicator Disclosure Information/Page Omission GRI 103: Management Approach 103 - 2 Management approach and its components Our Environmental Responsibility, p. 63 103 - 3 Evolution of the management approach Our Environmental Responsibility, p. 63 GRI 302: Energy 302 - 1 Energy consumption within the organization Exhibits: Indicators Booklet, p. 103 Water and Effluents Indicator Disclosure Information/Page Omission GRI 103: Management Approach 103 - 2 Management approach and its components Our Environmental Responsibility, p. 63 103 - 3 Evolution of the management approach Our Environmental Responsibility, p. 63 GRI 303: Water 303 - 3 Water consumption by source Exhibits: Indicators Booklet, p. 103 Emissions Indicator Disclosure Information/Page Omission GRI 103: Management Approach 103 - 2 Management approach and its components Our Environmental Responsibility, p. 63 103 - 3 Evolution of the management approach Our Environmental Responsibility, p. 63 GRI 201: Economic Performance 201 - 2 Financial implications and other risks and opportunities resulting from climate change Social Environmental and Climate Risk , p. 85 III. Global Reporting Initiative (GRI) 128

Emissions Indicator Disclosure Information/Page Omission GRI 305: Emissions 305 - 1 Direct emissions of greenhouse gases (GHG) Scope 1 Our Environmental Responsibility, p. 63 Exhibits: Indicators Booklet, p. 103 305 - 2 Indirect emissions of greenhouse gases (GHG) (Scope 2) Our Environmental Responsibility, p. 63 Exhibits: Indicators Booklet, p. 103 305 - 3 Other indirect emissions of greenhouse gases (GHG) (Scope 3) Our Environmental Responsibility, p. 63 Exhibits: Indicators Booklet, p. 103 Wastes Indicator Disclosure Information/Page Omission GRI 103: Management Approach 103 - 2 Management approach and its components Our Environmental Responsibility, p. 63 103 - 3 Evolution of the management approach Our Environmental Responsibility, p. 63 306 - 2 Waste by type and disposal method Exhibits: Indicators Booklet, p. 104 Environmental Assessment of Suppliers Indicator Disclosure Information/Page Omission GRI 103: Management Approach 103 - 2 Management approach and its components Social Environmental and Climate Risk , p. 85 Suppliers, p. 81 103 - 3 Evolution of the management approach Social Environmental and Climate Risk , p. 85 Suppliers, p. 81 204 - 1 Proportion of expenses with local vendors Exhibits: Indicators Booklet, p. 102 III. Global Reporting Initiative (GRI) 129

Environmental Assessment of Suppliers Indicator Disclosure Information/Page Omission GRI 308: Environmental Assessment of Suppliers 308 - 1 New suppliers selected based on environmental criteria Social Environmental and Climate Risk , p. 85 Exhibits: Indicators Booklet, p. 104 308 - 2 Negative environmental impacts in the supply chain and actions taken Exhibits: Indicators Booklet, p. 104 Social Performance Employment Indicator Disclosure Information/Page Omission GRI 103: Management Approach 103 - 2 Management approach and its components People, p. 31 Positive Impact, p. 40 103 - 3 Evolution of the management approach People, p. 31 Positive Impact, p. 40 GRI 401: Employment 401 - 1 New employee hires and employee turnover Exhibits: Indicators Booklet, p. 105 Training and Education Indicator Disclosure Information/Page Omission GRI 103: Management Approach 103 - 2 Management approach and its components Qualification and Training, p. 33 103 - 3 Evolution of the management approach Qualification and Training, p. 33 GRI 404: Training and Education 404 - 1 Average hours of training per year per employee Exhibits: Indicators Booklet, p. 107 404 - 2 Programs for employee skills development and career transition assistance Qualification and Training, p. 33 III. Global Reporting Initiative (GRI) 130

Summary of Methodologies

III. Global Reporting Initiative (GRI)

Diversidade e Igualdade de Oportunidade			
Indicator	**Disclosure**	**Information/Page**	**Omission**
GRI 103: Management Approach	103-2 Management approach and its components	Diversity & Inclusion, p. 36 Positive Impact, p. 40	
	103-3 Evolution of the management approach	Diversity & Inclusion, p. 36 Positive Impact, p. 40	
GRI 405: Diversity	405-1 Diversity in governance bodies and employees	Exhibits: Indicators Booklet, p. 107	
	405-2 Mathematical ratio of base salary and compensation for women in relation to men	Women's compensation is on average, 93% of the compensation to men in the company.	

Non-discrimination			
Indicator	**Disclosure**	**Information/Page**	**Omission**
GRI 103: Management Approach	103-2 Management approach and its components	Ethics and Corporate Policies, p. 74 Diversity & Inclusion, p. 35	
	103-3 Evolution of the management approach	Ethics and Corporate Policies, p. 74 Diversity & Inclusion, p. 35	
GRI 406: Non-discrimination	406-1 Number of discrimination cases and corrective measures taken	There was 1 case of discrimination/moral harassment Action taken: guidance.	

Child Labor			
Indicator	**Disclosure**	**Information/Page**	**Omission**
GRI 103: Management approach	103-2 Management approach and its components	Social Environmental and Climate Risk, p. 85	
	103-3 Evolution of the management approach	Social Environmental and Climate Risk, p. 85	
GRI 408: Child Labor	408-1 Operations and suppliers identified as at risk for cases of child labor	Exhibits: Indicators Booklet, p. 110	

131

Forced or Slave - Similar Labor Indicator Disclosure Information/Page Omission GRI 103: Management Approach 103 - 2 Abordagem de gestão e seus componentes Social Environmental and Climate Risk , p. 85 103 - 3 Evolution of the management approach Social Environmental and Climate Risk , p. 85 GRI 409: Forced or Slave - Similar Labor 409 - 1 Operations and suppliers identified as at risk for cases of forced or slave - similar labor Exhibits: Indicators Booklet, p. 110 Human Rights Assessment Indicator Disclosure Information/Page Omission GRI 103: Management Approach 103 - 2 Management approach and its components Ethics and Corporate Policies, p. 74 103 - 3 Evolution of the management approach Ethics and Corporate Policies, p. 74 GRI 412: Human Rights Assessment 412 - 1 Operations subject to human rights impact analysis or assessment Social Environmental and Climate Risk , p. 85 Local Communities Indicator Disclosure Information/Page Omission GRI 103: Management Approach 103 - 2 Management approach and its components Focus on the Client, p. 25 Positive Impact, p. 40 103 - 3 Evolution of the management approach Focus on the Client, p. 25 Positive Impact, p. 40 GRI 413: Local Communities 413 - 1 Operations with local community engagement, impact assessments and development programs Focus on the Client, p. 25 Positive Impact, p. 40 III. Global Reporting Initiative (GRI) 132

Social Assessment of Suppliers Indicator Disclosure Information/Page Omission GRI 103: Management Approach 103 - 2 Management approach and its components Suppliers, p. 81 Social Environmental and Climate Risk , p. 85 103 - 3 Evolution of the management approach Suppliers, p. 81 Social Environmental and Climate Risk , p. 85 GRI 414: Social Assessment of Suppliers 414 - 1 New suppliers selected based on social criteria Exhibits: Indicators Booklet, p. 111 414 - 2 Negative social impacts on the supply chain and actions taken Exhibits: Indicators Booklet, p. 111 Customer Privacy Indicator Disclosure Information/Page Omission GRI 103: Management Approach 103 - 2 Management approach and its components Focus on the Client, p. 25 Data Privacy and Information Security , p. 76 103 - 3 Evolution of the management approach Focus on the Client, p. 25 Data Privacy and Information Security , p. 76 GRI 418: Customer Privacy 418 - 1 Proven complaints concerning breaches of customer privacy and loss of customer data Exhibits: Indicators Booklet, p. 114 III. Global Reporting Initiative (GRI) 133